Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2025
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

6M | 2025 Excellent results	Net attributable profit €5,447Mn

Net interest income driven by activity. Favorable fee income evolution
NII + Fees	Lending activity[1]
+11.6%	+16.0%
vs. 6M24	vs. Jun 24
Note: Variations at constant exchange rates.

Asset quality remains stable, better than expectations
Cost of Risk	NPL ratio	NPL coverage ratio
1.32%	2.9%	81%
6M25	Jun-25	Jun-25

Customer acquisition
New customers[3] (BBVA Group, Million; % acquisition through digital channels)
Total Millions
Digital
Record growth in customer acquisition driven by digital
channels.

Outstanding profitability and efficiency metrics (6M25)

ROTE	ROE
20.4%	19.5%

Efficiency ratio	37.6%

Strong capital position above our target
CET1 ratio
    13.34%
Target range
11.5 - 12.0%
Minimum capital
requirement

9.12%2
          Jun-25

Sustainable business
Sustainable business channeling target set for the
period 2025-20294.
Target 2025-2029
€700Bn
Channeled in 1H25
€63Bn
(1) Performing loans under management excluding repos.
(2) Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of March 31, 2025.
(3) Gross customer acquisition through channels for retail segment. Excludes the US business sold to PNC.
(4) The Goal 2029  includes the channeling of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles
and the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the
Sustainability Linked Loan Principles of the Loan Market Association, and best market practices. The foregoing is understood without prejudice to the fact that said channeling, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information, either from public sources, provided by customers or by a third party (mainly data providers and independent experts). This Sustainable Business Channeling Objective does not include BBVA Asset Management and Fundación Microfinanzas BBVA activity.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.2
Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	30-06-25	∆ %	30-06-24	31-12-24
Balance sheet (millions of euros)
Total assets	776,974	2.3	759,534	772,402
Loans and advances to customers (gross)	438,285	8.2	405,021	424,087
Deposits from customers	448,018	4.0	430,984	447,646
Total customer funds	651,243	6.4	612,094	640,250
Total equity	60,887	6.6	57,091	60,014
Income statement (millions of euros)
Net interest income	12,607	(3.0)	12,993	25,267
Gross income	18,034	3.4	17,446	35,481
Operating income	11,247	6.2	10,586	21,288
Net attributable profit (loss)	5,447	9.1	4,994	10,054
The BBVA share and share performance ratios
Number of shares outstanding (million)	5,763	—	5,763	5,763
Share price (euros)	13.06	39.6	9.35	9.45
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.91	9.2	0.84	1.68
Earning (loss) per share (euros) ⁽¹⁾	0.91	9.8	0.83	1.68
Book value per share (euros) ⁽¹⁾	9.87	6.7	9.26	9.67
Tangible book value per share (euros) ⁽¹⁾	9.43	6.6	8.84	9.24
Market capitalization (millions of euros)	75,269	39.6	53,898	54,463
Significant ratios (%)
ROE (net attributable profit (loss)/average shareholders' funds +/- average accumulated other comprehensive income) ⁽¹⁾	19.5		19.1	18.9
ROTE (net attributable profit (loss)/average shareholders' funds excluding average intangible assets +/- average accumulated other comprehensive income) ⁽¹⁾	20.4		20.0	19.7
ROA (profit (loss) for the period / average total assets - ATA) ⁽¹⁾	1.48		1.35	1.36
RORWA (profit (loss) for the period / average risk-weighted assets - RWA) ⁽¹⁾	2.92		2.80	2.76
Efficiency ratio ⁽¹⁾	37.6		39.3	40.0
Cost of risk ⁽¹⁾	1.32		1.42	1.43
NPL ratio ⁽¹⁾	2.9		3.3	3.0
NPL coverage ratio ⁽¹⁾	81		75	80
Capital adequacy ratios (%) ⁽²⁾
CET1 ratio	13.34		12.75	12.88
Tier 1 ratio	14.76		14.30	14.40
Total capital ratio	17.72		16.77	16.90
Other information
Number of active customers (million) ⁽³⁾	79.1	5.6	74.9	77.1
Number of shareholders ⁽⁴⁾	681,425	(5.5)	721,403	714,069
Number of employees	125,864	2.1	123,295	125,916
Number of branches	5,668	(3.5)	5,872	5,749
Number of ATMs	30,328	(1.3)	30,725	30,391
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
⁽²⁾ Preliminary data.
⁽³⁾ 2024 data have been revised due to the homogenization of computation criteria in the different countries or changes in the origin of information provisioning, which would include the reorganization of the active client databases.

⁽⁴⁾ See footnote to table of structural distribution of shareholders in the Capital and shareholders chapter of this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.3
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.4
Highlights
Results and business activity
In the first half of 2025, the Group has made significant progress in the execution of its new 2025-2029 Strategic Plan, which aims to establish a new axis of differentiation by radically incorporating the customer perspective, as well as driving and strengthening the Group's commitment to growth and value creation.
BBVA continues to focus on innovation as a key driver to achieve these goals and continue leading the transformation of the sector. Thanks to artificial intelligence and next-generation technologies, the Group amplifies its positive impact on customers, helping them make the best decisions.
In this context, the BBVA Group achieved a cumulative result of €5,447m, by the end of June 2025, representing a year-on-year increase of 9.1%. If the exchange rate variation is excluded, this increases to 31.4%, supported by solid results that are driven by the strong performance of recurring revenues from the banking business, this is, in the favorable evolution of the net interest income and fees. In addition, there was a negative impact on the other operating income and expenses line significantly lower than in the same period of 2024, mainly due to a lower hyperinflation adjustment.
In constant terms, meaning the exclusion of the effect of currency variations, operating expenses increased by 10.2% at Group level, affected by an environment of still high inflation in the countries where the Group has a presence, the growth of the workforce and the higher level of technological investments made in recent years. Thanks to the remarkable growth in gross income, which increased by 19.6%, a notably higher growth rate than operating expenses, the efficiency ratio fell to 37.6% as of
June 30, 2025, which represents an improvement of 322 basis points compared to the ratio as of June 30, 2024, at constant exchange rates.
The provisions for impairment on financial assets increased (+9.7% in year-on-year terms and at constant exchange rates), due to year-on-year growth in lending to companies and, to a lesser extent, to retail customers.
In the first half of 2025, loans and advances to customers increased by 3.4%, driven by the dynamism of the wholesale segment.
Of particular note within this segment was the higher volume of loans to companies, which grew by 3.4% at the Group level, and, to a lesser extent, loans to the public sector, up 18.6%.
Customer funds grew by 1.7% in the first six months of the year, driven by mutual funds and managed portfolios.

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2024)

+3.4%
+1.7%
Loans and advances to customers
Customer funds

1 The additional pro forma CIB information does not include the application of hyperinflation accounting or the Group's wholesale business in Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.5
Business areas
According to the accumulated results of the business areas by the end of June 2025, in each of them it is worth mentioning:
–Spain generated a net attributable profit of €2,144m, that is 21.2% above the result achieved in the same period of 2024, driven by the evolution of all components of the gross income.
–BBVA Mexico achieved a cumulative net attributable profit of €2,578m, which represents a year-on-year growth of 6.3%, excluding the impact of the Mexican peso, mainly due to the evolution of the net interest income.
–Turkey generated a net attributable profit of €412m, with a year-on-year growth of 17.3%, as a result of the good performance of recurring revenues in banking business (net interest income and net fees and commissions) and a less negative hyperinflation impact.
–South America generated a net attributable profit of €421m in the first half of 2025, which represents a year-on-year variation of 33.0%, derived from a less negative hyperinflation adjustment in Argentina.
–Rest of Business achieved an accumulated net attributable profit of €304m, this is, excluding the currency evolution,
30.7% higher than in the same period of the previous year, favored by the evolution of the recurrent revenues and the net trading income (hereinafter, NTI).
The Corporate Center recorded a net attributable loss of €-411m, which is an improvement compared with the €-541m recorded in the same period of the previous year.
Lastly, and for a broader understanding of the Group's activity and results, supplementary information is provided below for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. CIB generated a net attributable profit of €1,553m1, excluding the impact of exchange rate fluctuations, up 33.5% compared to the same period of the previous year and reflects the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

+9.1%

NET ATTRIBUTABLE PROFIT BREAKDOWN ⁽¹⁾ (PERCENTAGE. 1H25)

Spain
Mexico
Turkey
South America
Rest of Business
5.2
7.2
7.0
36.6
44.0

⁽¹⁾ Excludes the Corporate Center.
2 For the periods shown, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
3 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of March 31, 2025.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.6
Solvency
The BBVA Group's CET12 ratio stood at 13.34% as of June 30, 2025, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.12%3), placing above the Group's target management range of 11.5% - 12.0% of
CET1.
Shareholder remuneration
Regarding shareholder remuneration, as approved by the General Shareholders' Meeting on March 21, 2025, under item 1.3 of the agenda, on April 10, 2025, a cash payment of €0.41 gross per outstanding BBVA share was made against 2024 earnings, with the right to receive this amount as a final dividend for 2024. Thus, the total amount of cash distributions for 2024, taking into account that €0.29 gross per share were distributed in October 2024, amounted to €0.70 gross per share.
Additionally, on January 30, 2025, a BBVA share repurchase program for an amount of €993m million was announced, which is pending execution in its entirety as of the date of this document.
Purchase offer to the Banco Sabadell shareholders
On April 30, 2024, due to a media report, BBVA published an inside information notice (información privilegiada) stating that it had informed the chairman of the Board of Directors of Banco de Sabadell, S.A. (the "Target Company") of the interest of BBVA’s
Board of Directors in initiating negotiations to explore a possible merger between the two entities. On the same date, BBVA sent to the chairman of the Target Company the written proposal for the merger of the two entities. The content of the written proposal sent to the Board of Directors of the Target Company was published on May 1, 2024, by BBVA through the publication of an inside information notice (información privilegiada) with the CNMV.
On May 6, 2024, the Target Company published an inside information notice (información privilegiada) informing of the rejection of the proposal by its Board of Directors.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the "Prior Announcement"), the decision to launch a voluntary tender offer (the "Offer") for the acquisition of all of the issued and outstanding shares of the Target Company. The consideration offered by BBVA to the shareholders of the Target
Company, after the adjustments implemented thereto in October, 2024, March, 2025 and April 2025 as a result of the interim and final dividends paid by both companies against their respective 2024 financial year results, consists of one (1) newly issued ordinary share of BBVA and €0.70 in cash for each five point three four five six (5.3456) ordinary shares of the Target Company, subject to certain further adjustments in the event of future dividend distributions as set forth in the Prior Announcement. As provided in the Prior Announcement, and as a consequence of the cash interim dividend against 2025 results announced by Banco
Sabadell on July 24, 2025, in the gross amount of €0.07 per share, to be paid on August 29, 2025, BBVA will adjust once again the consideration offered. From the ex-dividend date of said distribution, the consideration will be one (1) newly issued ordinary share of BBVA and €0.70 in cash for every five point five four eight three (5.5483) ordinary shares of Banco Sabadell.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, 2007, on the rules governing tender offers ("Royal Decree
1066/2007"), the Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the European Central Bank (a condition that was satisfied on September 5, 2024, as described below).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.7
In addition, completion of the Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Offer by a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of the Target Company at the end of the Offer acceptance period, excluding the treasury shares that the Target
Company may hold at that time, as this condition was amended by BBVA in accordance with the publication of the inside information notice (información privilegiada) dated January 9, 2025, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares through non-cash contributions in an amount that is sufficient to cover the consideration in shares offered to the shareholders of the Target Company (which condition was satisfied on
July 5, 2024, as described below), (iii) in accordance with the provisions of article 26.1 of the Royal Decree 1066/2007, the authorization of the economic concentration resulting from the Offer by the Spanish antitrust authorities (a condition that was satisfied on June 30, 2025, as described below), and (iv) the authorization of the indirect acquisition of control of the Target
Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority
(“PRA”) (a condition that was satisfied on September 2, 2024, as described below).
On July 5, 2024, the BBVA’s Extraordinary General Shareholders' Meeting resolved to authorize, with 96% votes in favor, an increase in the share capital of BBVA of up to a maximum nominal amount of €551,906,524.05 through the issuing and putting into circulation of up to 1,126,339,845 ordinary shares of €0.49 par value each to cover the consideration in shares offered to the shareholders of the Target Company. On March 21, 2025, BBVA’s Ordinary General Shareholders’ Meeting approved the renewal of such resolution for its exercise within a one (1) year period from such date. On September 3, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) that, on September 2, 2024, it received the authorization from the PRA for BBVA's indirect acquisition of control of TSB Bank PLC as a result of the Offer.
On September 5, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) that it received the decision of non-opposition from the European Central Bank to BBVA's taking control of the Target Company as a result of the Offer.
On April 30, 2025, the Spanish National Markets and Competition authority announced its decision to authorize the economic concentration resulting from the Offer (“CNMC Resolution”), subject to compliance by BBVA with certain remedies mainly to ensure financial inclusion, territorial cohesion, protection for vulnerable customers and lending to small and medium-sized enterprises (SMEs) and self-employed customers.
These remedies will have, in general, a duration of three years (except for certain specific commitments with a different duration)
from when BBVA takes control of the Target Company (other than, only with respect to BBVA, certain remedies related to the commitment to preserve physical presence in certain territories and the maintenance of commercial terms and conditions for certain products and services which entered into force on the date the CNMC Resolution became effective, once the resolution was adopted by the Council of Ministers on June 24, 2025).
In accordance with Article 58 of Law 15/2007, of 3rd July, on Competition Defense, on May 27, 2025, the Ministry of Economy,
Trade and Business notified BBVA of its decision to refer to the Council of Ministers the CNMC Resolution for review on the grounds of general interest other than competition.
The Council of Ministers adopted a resolution on June 24, 2025 authorizing the economic concentration resulting from completion of the Offer subject to an additional condition to those commitments included in the CNMC Resolution aimed at protecting the following general interest concerns, other than those relating to the defense of competition: (i) ensuring an adequate maintenance of the objectives of the sectoral regulation linked to support for growth and business activity; (ii) protection of workers; (iii)
territorial cohesion; (iv) social policy objectives related to the social work of their respective foundations, financial consumer protection and affordable housing; and (v) promotion of research and technological development (the “Council of Ministers’
Authorization”).
The Council of Ministers’ Authorization requires, for a period of three years from June 24, 2025, that BBVA and the Target
Company maintain separate legal personality and shareholders’ equity and preserve its respective autonomy in the management of its operations with the aim of protecting the general interest concerns identified above (the “Autonomy Condition”). The
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.8
Autonomy Condition must be materialized, at least, in the maintenance of autonomous management and decision-making in the respective entities, with a view to maximizing the value of each entity. Following such period of time, the Spanish Secretary of
State for Economy and Business Support (Secretaría de Estado de Economía y Apoyo a la Empresa) will evaluate the efficacy of the
Autonomy Condition and the Council of Ministers will determine whether to extend it for an additional maximum period of two years.
The Council of Ministers also confirmed the remedies already committed by BBVA as a condition of the CNMC Resolution described above.
The aforementioned decision by the Council of Ministers brought an end to the authorization procedure under Spanish
Competition Law for the economic concentration resulting from the Offer, with BBVA having the right to withdraw the Offer pursuant to the provisions of Article 26.1(c) of Royal Decree 1066/2007, as the authorization was subject to conditions. BBVA, announced through the publication of an inside information notice (información privilegiada)  dated June 30, 2025, its decision not to withdraw the Offer for this reason. As a result, the condition requiring the obtainment of the authorization of the economic concentration resulting from completion of the Offer is considered satisfied.
The detailed terms of the Offer will be set out in the prospectus, which was submitted to the CNMV together with the request for the authorization of the Offer on May 24, 2024, and will be published after obtaining the mandatory clearance of the CNMV.
4 The 2029 Objective includes the channeling of financial flows, on a cumulative basis, related to activities, clients, or products considered sustainable or that promote sustainability, in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, Social Bond Principles, and
Sustainability-Linked Bond Principles of the International Capital Market Association, as well as the Green Loan Principles, Social Loan Principles, and Sustainability-
Linked Loan Principles of the Loan Market Association, and market best practices. The above is understood without prejudice to the fact that such channeling, both at its initial moment and at a later time, may not be recorded on the balance sheet. To determine the amounts of channeled sustainable business, internal criteria are used based on both internal and external information, whether public, provided by clients, or by a third party (primarily data providers and independent experts).This
Sustainable Business Channeling Objective does not include the activities of BBVA Asset Management or the BBVA Microfinance Foundation.
5 The products and eligibility and accounting criteria are described in the Guide for Sustainable Business Channeling (link to the report).
6 Growth compared to the same period of the previous year, excluding the activity of BBVA Asset Management and the BBVA Microfinance Foundation.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.9
Sustainability
BBVA aims to promote sustainability as a driver of differential growth, leveraging the need to finance investments to meet the increasing demand for efficient and clean energy. As part of its new and ambitious target of channeling €700 billion in sustainable business for the 2025–2029 period4, the BBVA Group has channeled approximately €63.0 billion in the first 6 months of 2025, representing a 48%5 increase. Of this amount, 76% corresponds to the environmental impact area, while the remaining 24%
relates to opportunities in the social sphere.

CHANNELING OF SUSTAINABLE BUSINESS

New Target
€700Bn
	2025	2026	2027	2028	2029

Sustainable Business (channeled until 2024)
€304Bn
2018	2019	2020	2021	2022	2023	2024

BREAKDOWN BY CUSTOMER SEGMENTS (€BN)

63
7.5
23.6
31.9
42.5
3.4
15.4
23.7
1H24
1H25
Retail
Enterprises
CIB

BBVA’s sustainable business channeling includes aspects related to climate change and natural capital (which encompasses activities connected to water, agriculture, and the circular economy), as well as the promotion and financing of social initiatives
(including social, educational, and health infrastructure; support for entrepreneurs and young businesses; and financial inclusion for the most disadvantaged groups). This channeling refers to financial flows linked to activities, clients, or products deemed sustainable by BBVA. Moreover, it is a cumulative concept, as it reflects amounts originated from a specific date. Some of these flows are not recorded on the balance sheet (such as client bond placements or guarantees), or they may have already matured.
During the first half of 2025, BBVA has channeled nearly €7.5 billion in the retail segment, representing a year-on-year growth of
119%6. As part of its bet on sustainability, BBVA has developed digital tools to help its individual customers adopt more responsible energy consumption habits. These solutions provide indicative estimates of potential savings that can be achieved by implementing energy efficiency measures in areas such as the home or transportation.
It is worth highlighting the strong performance in financing for the acquisition of hybrid or electric vehicles, which reached approximately €742 million.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.10
The corporate business unit channeled approximately €23.6 billion during the same period, representing a year-on-year growth of
53%. During this period, BBVA has continued to provide specialized advisory services to its corporate clients in sustainable solutions, aimed at generating potential economic savings through cross-cutting initiatives such as energy efficiency, fleet renewal, and water resource management. A particularly noteworthy aspect has been financing linked to natural capital, which reached nearly €2.34 billion. Mexico’s contribution remains essential, accounting for around half of this amount, especially concentrated in the agricultural sector.
Between January and June 2025, CIB (Corporate & Investment Banking) channeled approximately €31.9 billion, representing a
34% increase. BBVA has continued to actively promote the financing of clean technologies and renewable energy projects within the wholesale segment, as well as solutions such as sustainability-linked reverse factoring (confirming), among other strategic lines. Among these initiatives, the financing of renewable energy projects stands out, reaching €1.6 billion during the first half of the year.
Relevant initiatives in the field of sustainability
In April 2025, the Energy Tech Summit 2025 was held in Bilbao, where BBVA, as a main sponsor, organized several side events such as Growth Meets Capital, Growth Meets Industry, and Growth Meets Infrastructure. The summit brought together more than
1,500 cleantech experts from over 40 countries.
Key takeaways from the event include:
–The importance of public-private collaboration to bridge the innovation gap in Europe and scale essential technological projects for the energy transition.
–The need for more agile regulatory frameworks in Europe.
–Providing financing instruments and risk mitigation tools to support innovative solutions.
–The relevance of green hydrogen, artificial intelligence, electric mobility, and energy storage as key technologies for decarbonization.
Coinciding with the event, BBVA announced the first project finance in the Iberian Peninsula for a renewable hydrogen plant in
Bilbao, a project expected to be operational in the first half of 2026.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.11
Macroeconomic environment
The United States' tariffs have risen notably, reaching historically high levels. Moreover, uncertainty about their final level remains a persistent source of risk. Trade negotiations between the United States and its main partners continue, and disputes persist over the legal validity of tariffs.
In this context, and given expectations of high fiscal deficits and concerns about the Fed's autonomy, the United States risk premium has risen, contributing to higher yields on long-term sovereign debt and has favored a depreciation of the dollar.
Although global growth remains relatively resilient, BBVA Research estimates that protectionism and uncertainty will negatively affect economic activity. Specifically, it forecasts that global GDP will increase 3.0% in 2025, three tenths below the previous forecast and four tenths less than in 2024.
Growth in the United States is likely to decelerate more than previously forecasted, from 2.8% in 2024 to 1.7% in 2025 (eight tenths lower than the previous forecast). In China, growth could reach 4.8% in 2025, down from 5.0% growth in 2024, but up from the previous forecast of 4.5%, thanks mainly to recent economic stimulus and a smaller than expected increase in United States tariffs on the country's exports. In the Eurozone, the impact of United States tariffs is likely to be mitigated by fiscal spending, mainly on defense and infrastructure. Growth is expected to be around 0.9% in 2025, similar to the previous forecast (+1.0%) and to the growth seen in 2024 (+0.9%).
Tariffs are likely to reverse the downward trend in United States inflation, which would lead the Fed to keep interest rates unchanged at 4.5% for longer. Monetary easing could resume in late 2025 if price pressures prove to be transitory. In the
Eurozone, contained inflationary pressures have allowed the European Central Bank to recently cut the deposit facility rate to 2%.
While a further cut in the second half of 2025 is possible, the ECB may choose to leave interest rates unchanged at current levels.
In China, in a context of near-zero inflation, monetary conditions are likely to ease further.
Uncertainty about the global economy evolution remains high. In addition to significant risks related to new United States policies, geopolitical risks remain present. Although energy prices remain relatively low, tensions in the Middle East and Ukraine could lead to further supply shocks.

GDP GROWTH ESTIMATES IN 2025 (PERCENTAGE. YEAR-ON- YEAR VARIATION)
Source: BBVA Research estimates.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.12
Group
Quarterly evolution of results
BBVA Group's profit for the second quarter of 2025 was €2,749m, representing a 1.9% increase over the previous quarter.
Excluding the currency evolution impact, this growth would be 10.6%, as the main currencies of the countries in which the Group operates depreciated in the quarter. Thus, excluding the performance of currencies in the quarter, the favorable evolution of recurring revenues from the banking business stood out across all business areas. Additionally, other operating income and expenses line showed a positive result, helped by a lower adjustment for hyperinflation and operating expenses reduced. This was partially offset by lower net trading income (NTI), especially in the Corporate Center and as a result of foreign exchange hedging activity, and higher impairment charges on financial assets.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

2025			2024
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	6,208	6,398	6,406	5,868	6,481	6,512
Net fees and commissions	1,951	2,060	2,234	1,912	1,955	1,887
Net trading income	484	948	983	1,044	1,114	772
Other operating income and expenses	67	(82)	(303)	(107)	(324)	(952)
Gross income	8,710	9,324	9,320	8,716	9,227	8,218
Operating expenses	(3,224)	(3,562)	(4,004)	(3,330)	(3,477)	(3,383)
Personnel expenses	(1,792)	(1,901)	(2,216)	(1,810)	(1,855)	(1,778)
Other administrative expenses	(1,062)	(1,283)	(1,380)	(1,154)	(1,238)	(1,229)
Depreciation	(370)	(378)	(408)	(366)	(384)	(375)
Operating income	5,485	5,762	5,316	5,386	5,751	4,835
Impairment on financial assets not measured at fair value through profit or loss	(1,377)	(1,385)	(1,466)	(1,440)	(1,479)	(1,361)
Provisions or reversal of provisions	(82)	(51)	(99)	(61)	19	(57)
Other gains (losses)	50	22	8	(19)	31	40
Profit (loss) before tax	4,076	4,348	3,759	3,867	4,322	3,458
Income tax	(1,160)	(1,466)	(1,171)	(1,135)	(1,374)	(1,151)
Profit (loss) for the period	2,916	2,882	2,588	2,732	2,949	2,307
Non-controlling interests	(167)	(184)	(155)	(105)	(154)	(107)
Net attributable profit (loss)	2,749	2,698	2,433	2,627	2,794	2,200
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.46	0.45	0.41	0.44	0.47	0.37
Earning (loss) per share (euros) ⁽¹⁾	0.46	0.45	0.40	0.44	0.47	0.36
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.13
Year-on-year evolution of results
The BBVA Group achieved a cumulative result of €5,447m, by the end of June 2025, representing a year-on-year increase of 9.1%.
If the exchange rate variation is excluded, this increases to 31.4%, supported by solid results that are driven by the strong performance of recurring revenues from the banking business, this is, in the favorable evolution of the net interest income and fees. In addition, there was a negative impact on the other operating income and expenses line significantly lower than in the same period of 2024, mainly due to a lower hyperinflation adjustment.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

			∆ % at constant
	1H25	∆ %	exchange rates	1H24
Net interest income	12,607	(3.0)	9.7	12,993
Net fees and commissions	4,010	4.4	17.9	3,842
Net trading income	1,431	(24.1)	(12.7)	1,886
Other operating income and expenses	(15)	(98.9)	(99.0)	(1,276)
Gross income	18,034	3.4	19.6	17,446
Operating expenses	(6,787)	(1.1)	10.2	(6,859)
Personnel expenses	(3,693)	1.7	13.1	(3,633)
Other administrative expenses	(2,345)	(5.0)	7.1	(2,467)
Depreciation	(749)	(1.4)	6.4	(759)
Operating income	11,247	6.2	26.2	10,586
Impairment on financial assets not measured at fair value through profit or loss	(2,761)	(2.7)	9.7	(2,839)
Provisions or reversal of provisions	(133)	248.5	282.8	(38)
Other gains (losses)	72	0.3	4.0	71
Profit (loss) before tax	8,424	8.3	31.0	7,780
Income tax	(2,626)	4.0	22.9	(2,525)
Profit (loss) for the period	5,798	10.3	35.0	5,255
Non-controlling interests	(351)	34.5	132.2	(261)
Net attributable profit (loss)	5,447	9.1	31.4	4,994
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.91			0.84
Earning (loss) per share (euros) ⁽¹⁾	0.91			0.83
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
Unless expressly indicated otherwise, for a better understanding of the changes under the main headings of the Group's income statement, the rates of change provided below refer to constant exchange rates. When comparing two dates or periods presented in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.
The accumulated net interest income as of June 30, 2025 exceeded that recorded in the same period of the previous year
(+9.7%), mainly driven by the evolution in Turkey and, to a lesser extent, by Mexico, followed by the contribution of Rest of
Business and Spain.
Likewise, net fees and commissions experienced a year-on-year growth of 17.9%, once again supported by the performance of fees from payment methods and, to a lesser extent, asset management fees and commissions. Among the business areas, Turkey made an outstanding contribution in this line, well above the other business areas.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.14
As a result, overall recurring banking business revenues, increased by 11.6% compared to the first half of 2024.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+11.6%	(1)

14,889	16,617

7,372
7,517
7,669
8,144
8,144
8,473
8,398
8,437
7,779
8,640
8,458
8,159
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
At current exchange rates

⁽¹⁾ At current exchange rates: -1.3%.
The NTI reported a 12.7% year-on-year decrease at the end of the first half of 2025, mainly due to the lower results in Turkey.
The other operating income and expenses line accumulated, as of June 30, 2025, a significantly improved result compared to the same period of the previous year. This is due to a lower negative impact in the first half of 2025 derived from the hyperinflation in
Argentina and Turkey compared with the same period of the previous year, as well as to the recording in the first quarter of 2024 of the total annual amount of the temporary tax on credit institutions and financial credit establishments for €285m. The results of the insurance business, also included in this line, had a positive evolution.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+19.6%	(1)

15,073	18,034

6,930
8,218
8,143
9,227
8,603
8,716
8,654
9,320
8,940
9,324
9,094
8,710
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +3.4%.
Thanks to the remarkable growth in gross income, which increased by 19.6%, well above the rate of growth in operating expenses,
(+10.2%), the efficiency ratio fell to 37.6% as of June 30, 2025, which represents an improvement of 322 basis points compared to the ratio as of June 30, 2024, at constant exchange rates.
7 Weighted by operating expenses and excluding Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.15

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+10.2%	(1)

6,158	6,787

3,027
3,131
3,275
3,742
3,429
3,358
3,383
3,477
3,330
4,004
3,562
3,224
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
At current exchange rates

⁽¹⁾ At current exchange rates: -1.1%.

EFFICIENCY RATIO (PERCENTAGE)

-322
Basis points

40.9
40.7
39.3
40.0
37.6
37.6
1H24
2024
1H25
At current exchange rates
At constant exchange rates

On a year-on-year basis, the increase in operating expenses at the Group level stood at 10.2%, a rate that is below the inflation rates observed in the countries in which the Group has a presence (an average of 13.4% in the last 12 months7). The quarter includes a positive effect on the general expenses line due to the recognition of a lower expense corresponding to the Value Added
Tax at BBVA, S.A. following the upward re-estimation of its pro-rata applied both in previous years and in 2025 itself.
The impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) stood at 9.7%
at the end of June 2025 higher than in the same period of the previous year, due to year-on-year growth in lending to companies and, to a lesser extent, to retail customers. Turkey and Mexico required an increase in the level of provisions, which was partially offset by lower needs in South America and, to a lesser extent, in Spain.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+26.2%	(1)

8,915	11,247

3,903
4,835
5,012
5,751
5,328
5,386
4,912
5,316
5,512
5,762
5,736
5,485
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +6.2%.

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+9.7%	(1)

2,517	2,761

1,205
1,361
1,311
1,479
1,381
1,440
1,402
1,466
1,326
1,385
1,436
1,377
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
At current exchange rates

⁽¹⁾ At current exchange rates: -2.7%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.16
The provisions or reversal of provisions line (hereinafter provisions) registered at the end of June 30, 2025 higher provisions compared to the same period of the previous year, mainly originated in Spain and Mexico and in the lower releases in Turkey.
On the other hand, the other gains (losses) line ended June 2025 with a balance of €72m, in line with June 2024
Income tax includes the accrual corresponding to the first half of 2025 of the new tax on net interest income and net fees and commissions amounting to approximately €150m. In addition, in the second quarter of this year, as a result of the positive effects of the estimated outcome of the closure of the tax inspection process of the Group in Spain, covering the years 2017 to 2020 and the consequent reassessment of the needs to cover the tax risks, as well as the recognition of certain deferred tax assets corresponding to the tax Group in Spain that until now had not been recorded in the financial statements, there has been a positive net effect on the Group's estimated effective tax rate, which at 30 June stood at 31.2%.
As a result of the above, the BBVA Group reached a net attributable profit of €5,447m in the first half of 2025, showing a significant growth of 31.4% compared to the first half of the previous year. This solid result is supported by the positive evolution of the recurring banking business income, which have been able to offset the increase in operating expenses and in the provisions for impairment losses on financial assets. In addition, there was a less negative hyperinflation impact compared to the first half of
2024.
The net attributable profits, in millions of euros and accumulated at the end of June 2025 for the business areas that compose the
Group were as follows: 2,144 in Spain, 2,578 in Mexico, 412 in Turkey, 421 in South America and 304 in Rest of Business.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+31.4%	(1)

4,144	5,447

1,720
2,200
2,424
2,794
2,611
2,627
2,231
2,433
2,586
2,698
2,861
2,749
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +9.1%.
The Group's excellent performance has also allowed it to continue generating value, as is reflected in the growth of the tangible book value per share and dividends, which at the end of June 2025 was 14.6% higher than at the same period of the previous year.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.17

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (EUROS)

+14.6%

8.84
9.08
0.29
8.79
9.53
0.29
9.24
9.84
0.70
9.14
10.13
0.70
9.43
Jun.24
Sep.24
Dec.24
Mar.25
Jun.25
Dividends
Tangible book value

General note: replenishing dividends paid in the period. For more information, see Alternative Performance Measures at this report.

EARNING (LOSS) PER SHARE (EUROS)

+9.8%	⁽¹⁾

0.83	0.91

0.36
0.47
0.44
0.40
0.45
0.46
0.37
0.47
0.44
0.41
0.45
0.46
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
Adjusted EPS
EPS

General note: Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at this report.
⁽¹⁾ The year-on-year variation of adjusted EPS stands at 9.2%
Lastly, the Group’s profitability indicators show BBVA's ability to combine higher growth rates and better profitability ratios in a way that differentiates it from the market. All the indicators improved in year-on-year terms supported by the favorable performance of the results.

ROE AND ROTE (PERCENTAGE)

20.0
19.7
20.4
19.1
18.9
19.5
1H24
2024
1H25
ROTE
ROE

ROA AND RORWA (PERCENTAGE)
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.18
Balance sheet and business activity
During the first half of 2025, loans and advances to customers increased by 3.4%, driven by the dynamism of the wholesale segment. Of particular note within this segment was the higher volume of loans to companies, which grew by 3.4% at the Group level, and, to a lesser extent, loans to the public sector, up 18.6%. Loans to individuals increased by 1.8%, with growth in all segments except in credit cards (seasonal because of the campaigns at the end of the year).
Customer funds grew by 1.7% in the first six months of the year, driven by mutual funds and managed portfolios, which grew by
6.2%, while customer deposits remained virtually flat at the Group level (+0.1%).

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)

	30-06-25	∆ %	31-12-24	30-06-24
Cash, cash balances at central banks and other demand deposits	40,017	(21.8)	51,145	45,055
Financial assets held for trading	106,396	(2.3)	108,948	123,821
Non-trading financial assets mandatorily at fair value through profit or loss	10,841	2.8	10,546	10,584
Financial assets designated at fair value through profit or loss	980	17.2	836	856
Financial assets at fair value through accumulated other comprehensive income	58,182	(1.4)	59,002	60,691
Financial assets at amortized cost	523,662	4.2	502,400	481,213
Loans and advances to central banks and credit institutions	33,075	7.0	30,909	28,959
Loans and advances to customers	426,663	3.4	412,477	393,803
Debt securities	63,923	8.3	59,014	58,450
Investments in joint ventures and associates	998	0.9	989	964
Tangible assets	9,213	(5.6)	9,759	9,650
Intangible assets	2,563	2.9	2,490	2,379
Other assets	24,122	(8.2)	26,287	24,322
Total assets	776,974	0.6	772,402	759,534
Financial liabilities held for trading	82,995	(4.2)	86,591	93,546
Other financial liabilities designated at fair value through profit or loss	16,061	7.4	14,952	14,935
Financial liabilities at amortized cost	588,469	0.7	584,339	565,752
Deposits from central banks and credit institutions	49,913	1.7	49,074	49,436
Deposits from customers	448,018	0.1	447,646	430,984
Debt certificates	71,802	2.8	69,867	69,061
Other financial liabilities	18,736	5.5	17,753	16,271
Liabilities under insurance and reinsurance contracts	11,527	5.0	10,981	11,520
Other liabilities	17,036	9.7	15,525	16,690
Total liabilities	716,088	0.5	712,388	702,443
Non-controlling interests	4,059	(6.9)	4,359	3,851
Accumulated other comprehensive income	(18,896)	9.7	(17,220)	(16,416)
Shareholders’ funds	75,724	3.9	72,875	69,656
Total equity	60,887	1.5	60,014	57,091
Total liabilities and equity	776,974	0.6	772,402	759,534
Memorandum item:
Guarantees given	65,474	1.9	64,257	64,731
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.19

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	30-06-25	∆ %	31-12-24	30-06-24
Public sector	26,218	18.6	22,108	23,313
Individuals	180,875	1.8	177,751	174,604
Mortgages	95,713	1.2	94,577	94,362
Consumer	46,981	3.1	45,562	44,238
Credit cards	25,183	(3.4)	26,067	23,207
Other loans	12,999	12.6	11,544	12,797
Business	217,061	3.4	210,017	192,431
Non-performing loans	14,131	(0.6)	14,211	14,672
Loans and advances to customers (gross)	438,285	3.3	424,087	405,021
Allowances ⁽¹⁾	(11,621)	0.1	(11,611)	(11,218)
Loans and advances to customers	426,663	3.4	412,477	393,803
⁽¹⁾ Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of June 30, 2025, December 31, 2024 and June 30, 2024 the remaining amount was €86m, €107m and €122m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)

+3.4%	(1)

⁽¹⁾ At constant exchange rates: +8.1%.

CUSTOMER FUNDS (BILLIONS OF EUROS)

+1.7%	(1)

612
181
431
640
193
448
651
203
448
Jun.24
Dec.24
Jun.25
Other customers funds
Deposits from customers

⁽¹⁾ At constant exchange rates: +5.9%.

CUSTOMER FUNDS (MILLIONS OF EUROS)

	30-06-25	∆ %	31-12-24	30-06-24
Deposits from customers	448,018	0.1	447,646	430,984
Current accounts	332,549	0.2	331,780	316,246
Time deposits	103,519	(2.7)	106,362	100,617
Other deposits	11,949	25.7	9,503	14,120
Other customer funds	203,225	5.5	192,604	181,110
Mutual funds and investment companies and customer portfolios ⁽¹⁾	166,027	6.2	156,265	145,734
Pension funds	31,763	0.5	31,614	29,948
Other off-balance sheet funds	5,436	15.0	4,726	5,427
Total customer funds	651,243	1.7	640,250	612,094
⁽¹⁾ Includes the customer portfolios in Spain, Mexico, Peru and Colombia.
8 For the periods shown, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
9 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of March 31, 2025.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.20
Capital and shareholders
Capital base
The BBVA Group's CET1 ratio8 stood at 13.34% as of June 30, 2025, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.12%9), and is also above the Group's target management range of 11.5% - 12.0%
of CET1.
Regarding the evolution during the second quarter, the Group’s CET1 increased by 25 basis points with respect to the March level
(13.09%).
Noteworthy in this evolution is the strong earnings generation during the second quarter, which contributed +69 basis points to the ratio. The provision for dividends and the coupon payments on AT1 instruments (CoCos) subtracted -37 basis points. Organic growth in risk-weighted assets (RWA) at constant exchange rates, net of risk transfer initiatives, represents a consumption of -41 basis points, reflecting, once again, the Group's ability to continue reinvesting in new growth.
Among the remaining impacts that increase the ratio by 34 basis points, the positive compensation effect of "Other
Comprehensive Income" over the net monetary value loss registered in results in hyperinflationary economies stands out. In similar terms, the market variables and one-off regulatory impacts in the quarter also contributed positively to the ratio.

QUARTERLY EVOLUTION OF THE CET1 RATIO

+25 bps

(1) Includes, among others, FX and mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results.

⁽²⁾ One-offs derived from a positive regulatory impact partially compensated by higher Tax assets (DTAs).
The AT1 ratio showed a variation of -2 basis points compared to March 31, 2025. This variation was due to exchange rate fluctuations, which impacted both the computability of issuances and the growth in RWA. No issuances were made or redeemed during the quarter.
For its part, the Tier 2 ratio has experienced a significant variation (-5 basis points in the quarter), mainly impacted by the exchange rates.
As a consequence of the foregoing, the consolidated total capital ratio stood at 17.72% as of June 30, 2025, above the total capital requirements (13.28%9).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.21
Following the latest decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2025,
BBVA Group must maintain at consolidated level a total capital ratio of 13.28% and a CET1 capital ratio of 9.12%9, including a Pillar
2 requirement at consolidated level of 1.68% (a minimum of 1.02% must be satisfied with CET1), of which 0.18% is determined on the basis of the European Central Bank (hereinafter ECB) prudential provisioning expectations, and must be satisfied by CET1.

CAPITAL RATIOS (PERCENTAGE)

Tier 2
Additional Tier 1
CET1
17.72
2.97
1.42
13.34
30-06-25
16.90
2.50
1.53
12.88
31-12-24
16.77
2.47
1.54
12.75
30-06-24

CAPITAL BASE (MILLIONS OF EUROS)

	30-06-25 ⁽¹⁾	31-12-24	30-06-24
Common Equity Tier 1 (CET1)	51,634	50,799	48,860
Tier 1	57,123	56,822	54,776
Tier 2	11,480	9,858	9,467
Total capital (Tier 1 + Tier 2)	68,603	66,680	64,243
Risk-weighted assets	387,051	394,468	383,179
CET1 ratio (%)	13.34	12.88	12.75
Tier 1 ratio (%)	14.76	14.40	14.30
Tier 2 ratio (%)	2.97	2.50	2.47
Total capital ratio (%)	17.72	16.90	16.77
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for June 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
As of June 30, 2025, the fully loaded leverage ratio stood at 6.93%, which represents a slight reduction (-1 basis point) compared to March 2025.

LEVERAGE RATIO

	30-06-25 ⁽¹⁾	31-12-24	30-06-24
Exposure to Leverage Ratio (million euros)	824,769	834,488	809,063
Leverage ratio (%)	6.93	6.81	6.77
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for June 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
10 Calculated at subconsolidated level according to the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB ("Single
Resolution Board"). The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group. Preliminary MREL ratios as of the date of publication.
11 The subordination requirement in RWA is 13.50%.
12 The subordination requirement in Leverage ratio is 5.66%.
13 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of March 31, 2025.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.22
With respect to the MREL (Minimum Requirement for own funds and Eligible Liabilities) ratios10 achieved as of June 30, 2025, these were 31.55% and 12.03%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 26.64%
and 10.16%, respectively. A summarizing table is shown below:

MREL

	30-06-25 ⁽¹⁾	31-12-24	30-06-24
Total own funds and eligible liabilities (million euros)	63,288	63,887	62,070
Total RWA of the resolution group (million euros)	200,574	228,796	218,340
RWA ratio (%)	31.55	27.92	28.43
Total exposure for the Leverage calculation (million euros)	525,985	527,804	519,267
Leverage ratio (%)	12.03	12.10	11.95
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for June 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
On June 12, 2025 the Group made public that it had received a communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (“SRB”). According to this communication, BBVA must maintain, as from
June 12, 2025, an MREL in RWA of at least 23.13%11. In addition, BBVA must reach, also as from June 12, 2025, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of at least 8.59%
(the “MREL in LR”)12. These requirements do not include the current combined capital requirement, which, according to applicable regulations and supervisory criteria, is 3.65%13. Given the structure of the resolution group's own funds and eligible liabilities, as of
June 30, 2025, the Group meets the aforementioned requirements.
For more information on these issuances, see "Structural risks" section within the "Risk management" chapter.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.23
Shareholder remuneration
Regarding shareholder remuneration, as approved by the General Shareholders' Meeting on March 21, 2025, under item 1.3 of the agenda, on April 10, 2025, a cash payment of €0.41 gross per outstanding BBVA share was made against 2024 earnings, with the right to receive this amount as a final dividend for 2024. Thus, the total amount of cash distributions for 2024, taking into account that €0.29 gross per share were distributed in October 2024, amounted to €0.70 gross per share.
Additionally, on January 30, 2025, a BBVA share repurchase program for an amount of €993m million was announced, which is pending execution in its entirety as of the date of this document.
As of June 30, 2025, BBVA’s share capital amounted to € 2824009877.85    divided into 5,763,285,465 shares.

SHAREHOLDER STRUCTURE (30-06-25)

	Shareholders		Shares outstanding
Number of shares	Number	%	Number	%
Up to 500	300,024	44.0	54,399,691	0.9
501 to 5,000	299,507	44.0	530,306,851	9.2
5,001 to 10,000	43,979	6.5	308,121,248	5.3
10,001 to 50,000	34,200	5.0	654,206,207	11.4
50,001 to 100,000	2,414	0.4	164,257,250	2.9
100,001 to 500,000	1,051	0.2	187,784,591	3.3
More than 500,001	250	0.04	3,864,209,627	67.0
Total	681,425	100	5,763,285,465	100
Note: in the case of shares held by investors operating through a custodian entity located outside Spain, only the custodian is counted as a shareholder, as it is the entity registered in the corresponding book-entry register. Therefore, the reported number of shareholders does not include these underlying holders.

Ratings
During the first half of 2025, several agencies have recognized the favorable evolution of BBVA's fundamentals, especially in relation to the high levels of profitability achieved and the resilient asset quality maintained. In February, Fitch changed the outlook on its rating (A-) to positive from stable, and subsequently placed it on rating watch positive in May. Moody's changed the outlook on its long-term senior preferred debt to rating watch positive from positive in March, maintaining its rating at A3. For its part, in
February, DBRS communicated the result of its annual review of BBVA affirming its rating at A (high) with a stable outlook, and
S&P affirmed in March its rating at A with a stable outlook. The following table shows the credit ratings and outlooks assigned by the agencies:

RATINGS

Rating agency	Long term ⁽¹⁾	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Rating watch positive
Moody's	A3	P-2	Rating watch positive
Standard & Poor's	A	A-1	Stable
⁽¹⁾ Ratings assigned to long term senior preferred debt. Additionally, Moody’s, Fitch and DBRS assign A2, A- and A (high) rating, respectively, to BBVA’s long term deposits.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.24
Risk management
Credit risk
In a volatile global context, whose evolution will continue to be highly conditioned by the uncertainty represented by the United
States administration's policies implemented in recent months, economic activity in the countries where BBVA operates continued to reflect a generally good dynamic in terms of economic growth, as well as in the indicators of the financial system. In
Spain, the growth forecast for 2025 has been revised slightly downwards (+2.5%), and inflation could remain at moderate levels, with a comfortable level of solvency and liquidity in the system. In Mexico, the GDP forecast has been revised downwards and is expected to be around -0.4% by 2025, in a context of relatively moderated inflation, with expectations of additional interest rate cuts and with credit in the banking system growing at double digits (+12.2% year-on-year, with data at the end of May). Turkey, on the other hand, has shown significant growth in recent months, with inflation moderating and banking system risk indicators at contained levels, although pending political and social tensions. Finally, in South America, the positive dynamics in terms of economic activity will continue, in a context of lower inflation and gradual interest rate cuts.
For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts in accordance with IFRS 9. Thus, the estimate at the end of the quarter includes the effect on expected losses of updating macroeconomic forecasts, which take into account the global environment, although they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility or very recent events still under development. Additionally, the Group may complement the expected losses either by considering additional risk drivers, or by incorporating sectorial particularities or those that may affect a set of operations or borrowers, following a formal internal process established for the purpose.
BBVA Group's credit risk indicators
The evolution of the Group’s main credit risk indicators is summarized below:
–The NPL ratio has shown stability, remaining at 2.9% as of June 30, 2025, in line with the previous quarter. When compared to the end of June 2024, a 38 basis points improvement is observed, driven by credit growth. Quarterly increases in Turkey and Mexico were offset by declines in other areas. Compared to December 2024, the change was -14 million basis points, with Turkey being the only area to show an increase.

NON-PERFORMING LOANS (MILLIONS OF EUROS)	PROVISIONS (MILLIONS OF EUROS)

-1.5%	-0.4%

–Credit risk increased by 1.8% in the second quarter of the year. At constant exchange rates, the change was +4.8%, with generalized growth in all geographical areas, particularly in Turkey and Rest of Business. Growth in the last twelve months was 7.2% (+14.1% at constant exchange rates), with double digit growth in most geographical areas at constant exchange rates.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.25
–The balance of non-performing loans increased by 2.3% in the second quarter of 2025 at the Group level. At constant exchange rates, the change was 4.8%, mainly due to the increase in doubtful loans in retail portfolios in Spain, Turkey and
Mexico. In the last 12 months, doubtful balances were stable in constant terms (-5.3% at current exchange rates), with decreases in Spain, Rest of Business and South America, which mitigated increases in the rest of the geographical areas.
–The NPL coverage ratio ended the quarter at 81%, which represents a decrease of 57 basis points compared to the previous quarter (and an increase of 621 basis points compared to the end of June 2024), mainly due to lower coverage in
Turkey, because of the improved outlook for individual customers, together with a higher volume of retail customer NPL entries.
–The cumulative cost of risk as of June 30, 2025 stood at 1.32%, with an improvement of 11 basis points compared to the end of June 2024 and in line with the previous quarter. All business areas recorded a year-on-year improvement in this indicator, except for Turkey, where the evolution remains in line with expectations.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

CREDIT RISK ⁽¹⁾ (MILLIONS OF EUROS)

	30-06-25	31-03-25	31-12-24	30-09-24	30-06-24
Credit risk	503,733	494,729	488,302	461,408	469,687
Stage 1	456,385	447,804	439,209	407,658	414,956
Stage 2 ⁽²⁾	32,727	32,629	34,254	38,423	39,298
Stage 3 (non-performing loans)	14,621	14,296	14,839	15,327	15,434
Provisions	11,859	11,677	11,905	11,457	11,560
Stage 1	2,423	2,409	2,434	2,083	2,162
Stage 2	1,864	1,942	1,902	1,824	1,911
Stage 3 (non-performing loans)	7,572	7,326	7,569	7,550	7,486
NPL ratio (%)	2.9	2.9	3.0	3.3	3.3
NPL coverage ratio (%) ⁽³⁾	81	82	80	75	75
⁽¹⁾ Includes gross loans and advances to customers plus guarantees given.
⁽²⁾ During 2024, the criteria for identifying significant increases in credit risk were reviewed and updated. As part of this update, certain short-term portfolio transactions, as well as those meeting the expanded definition of the low credit risk exception, were excluded from transfer based on certain quantitative criteria.
These changes resulted to a significant reduction in the Stage 2 balance at the Group level during the last quarter of 2024, with the impact of these measures primarily concentrated in BBVA, S.A.

⁽³⁾ The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have also stood at 81% as of June 30, 2025.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.26

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	2Q25 ⁽¹⁾	1Q25	4Q24	3Q24	2Q24
Beginning balance	14,296	14,839	15,327	15,434	15,716
Entries	3,219	2,862	3,107	3,036	2,927
Recoveries	(1,688)	(1,741)	(2,582)	(1,730)	(1,500)
Net variation	1,531	1,122	525	1,307	1,427
Write-offs	(957)	(1,329)	(1,178)	(953)	(1,212)
Exchange rate differences and other	(250)	(335)	165	(460)	(498)
Period-end balance	14,621	14,296	14,839	15,327	15,434
Memorandum item:
Non-performing loans	14,131	13,771	14,211	14,590	14,672
Non performing guarantees given	490	526	628	737	761
⁽¹⁾ Preliminary data.
Structural risks
Liquidity and funding
Liquidity and funding management at BBVA is aimed at driving the sustained growth of the banking business, through access to a wide variety of alternative sources of funding and assuring optimal term and cost conditions. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail
(granular). As a result of this model, deposits have a high degree of insurance in each geographical area, being close to 55% in
Spain and Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through stable customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. Thus, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €125.6 billion, of which 98% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of
Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group's different areas and ensures the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained comfortably above 100% during the first half of 2025 and stood at 140%
as of June 30, 2025. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units
(the LCR of the main components was 169% in BBVA, S.A., 160% in Mexico and 144% in Turkey). Without considering this restriction, the Group's LCR ratio was 168%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 126% as of June 30, 2025.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.27
The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 30-06-25)

	BBVA, S.A.	Mexico	Turkey	South America
LCR	169%	160%	144%	All countries >100
NSFR	119%	132%	147%	All countries >100
In addition to the above, the most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, maintaining at all times the regulatory liquidity metrics well above the set minimums. During the first half of 2025, commercial activity showed dynamism both in deposits, mainly retail, and to a greater extent, in lending by wholesale banks, thus widening the credit gap.
–BBVA Mexico showed a solid liquidity situation, with a credit gap that has reduced during the first half of 2025 as a result of growth in deposits above the growth in lending, which have shown strong dynamism in the first half of the year.
–In Turkey, Garanti BBVA showed a strong liquidity generation in the first half of 2025. Thus, the lending gap has reduced both in local and foreign currencies due to a strong increase in deposits exceeding the increase in loans.
–In South America, the liquidity situation remains adequate throughout the region in the first half of 2025. In BBVA
Argentina, the credit gap improved in Argentine pesos despite strong loan growth due to the boost in wholesale time deposits. In the US dollar balance sheet, the boost in loan growth combined with the decrease in deposits led to a reduction in excess liquidity in this currency. In BBVA Colombia the credit gap narrowed in the quarter, with growth as a result of balanced growth in deposits and loans. In BBVA Peru the lending gap increased because of the growth in lending and the fall in deposits, although the liquidity situation remained solid.
The main wholesale financing transactions carried out by the BBVA Group during the first half of 2025 are listed below, including a relevant transaction formalized in July.

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	AT1	Jan-25	1,000	USD	7.750%	Jan-32	Perpetual
	Tier 2	Feb-25	1,000	EUR	4.000%	Feb-32	Feb-37
	Senior non-preferred	Jul-25	1,000	EUR	3.125%	_	Jul-30
Also, on May 10, 2025, BBVA redeemed early and entirely, an issue of simple preferred bonds made in May 2023 for €1 billion; in
March it redeemed in full a USD 1 billion AT1 issue issued in 2019 and in January it redeemed early and in full a €1 billion Tier 2 issue in January 2020 maturing in 2030. In addition, on June 25, BBVA announced that the Board of Directors of BBVA has approved an issue of Contingent Convertible Preferred Securities (AT1) into new ordinary shares of BBVA for a maximum amount of €1.5 billion (pending execution as of 30 June 2025) excluding the preferential subscription rights of the shareholders. The specific terms of this issue will be communicated by BBVA at the time it is decided, if applicable, to carry out its execution.
BBVA Mexico issued in February 2025 USD 1 billion of Tier 2 subordinated debt with a coupon of 7.625%, and maturity in February
2035 (with an early redemption date in February 2030). In March 2025, an issue was made in the local market for 15 billion
Mexican pesos, in two tranches, the first, BBVAMX 25, was placed for a term of three and a half years with a variable rate of TIIE overnight funding plus 32 basis points, while the second tranche, BBVAMX 25-2, closed at a fixed rate of 9.67% for a term of seven years.
In the first half of 2025, Garanti BBVA issued a total of USD 1,628m of short-term senior MTNs (Medium term notes) in order to roll over maturities and generate liquidity. In June 2025, it renewed a sustainable syndicated loan in two tranches: one of USD
95.75m and €99.275m with a term of 367 days, and another of USD 191.5m and €36m with a term of 734 days. The total cost of
14 This sensitivity does not include the cost of capital hedges, which are currently estimated at 2 basis points per quarter for Mexican peso and 2 basis points per quarter for Turkish lira.
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January - June 2025 Report - p.28
the agreement is SOFR+1.60% for the US dollars tranches and Euribor +1.35% for the 367-day euro tranches, and SOFR+2.00%
for US dollars and Euribor +1.75% for the 734-day euro tranche. Finally, on June 24, Garanti BBVA announced the issuance of subordinated bonds with a 10.5 year maturity, an early redemption option at 5.5 years and an aggregate principal amount of USD
500m. The operation, structured in accordance with Basel III, was offered to institutional investors abroad and was completed on
July 1.
In the first half of 2025, BBVA Argentina issued senior debt in the local market, a market that gained depth throughout the period.
A total of four senior issues were made in February, in both Argentine pesos and US dollars. A total of 67 billion Argentine pesos (7 and 12 months) and USD 37m (6 and 12 months). Two issues were made in June, one in Argentine pesos for an amount of 115 billion Argentine pesos at one year and USD 62m in another issue also at one year. The euro equivalent of these issues was €216m.
In April, the subordinated biodiversity bond subscribed by BBVA Colombia with the International Finance Corporation (IFC) for an amount of USD 45m was disbursed.
Foreign exchange
Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios to currency movements, as well as the variability of profit attributed to currency movements.
During the first half of 2025, the Group's main currencies depreciated against the euro. Due to its relevance for the Group, it is important to highlight the performance of the Mexican peso, which depreciated moderately by 2.4% against the euro in the first six months of the year. In the case of the US dollar, the currency depreciated by 11.4% between January and June 2025 due to the country's ongoing trade tensions. The Turkish lira also recorded a significant depreciation of 21.1% due to the political tensions that began in March.
As for other currencies, the Argentine peso depreciated the most against the euro (-23.1% in the first half of the year) while the
Colombian peso and the Peruvian sol experienced more contained depreciations (-4.0 and -5.8 respectively).

EXCHANGE RATES

	Period-end exchange rates			Average exchange rates
	Currency/Euro	∆ % of the currency against	∆ % of the currency against	Currency/Euro	∆ % of the currency against
	30-06-25	30-06-24	31-12-24	1H25	1H24
U.S. dollar	1.1720	(8.7)	(11.4)	1.0934	(1.1)
Mexican peso	22.0899	(11.4)	(2.4)	21.8137	(15.2)
Turkish lira ⁽¹⁾	46.5682	(24.4)	(21.1)	—	—
Peruvian sol	4.1418	(1.4)	(5.8)	4.0177	0.8
Argentine peso ⁽¹⁾	1,394.48	(30.0)	(23.1)	—	—
Chilean peso	1,096.69	(7.2)	(5.6)	1,044.20	(2.7)
Colombian peso	4,769.65	(6.7)	(4.0)	4,586.24	(7.6)
⁽¹⁾ According to IAS 21 "The effects of changes in foreign exchange rates", the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.
In relation to the hedging of the capital ratios, BBVA aims to cover in aggregate, between 60% and 70% of its subsidiaries' capital excess. The sensitivity of the Group's CET1 fully loaded ratio to 10% depreciations in major currencies is estimated at: +12 basis points for the US dollar, -9 basis points for the Mexican peso and -3 basis points for the Turkish lira14. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.29
For each currency, the final amount hedged depends, among other factors, on its expected future evolution, the costs and the relevance of the incomes related to the Group's results as a whole.
Interest rate
Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term)
and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European
Banking Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group's different balance sheets.
Risk measurement is based on assumptions intended to realistically mimic the behavior of the balance sheet. The assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are specially relevant. These assumptions are reviewed and adapted, at least, once a year according to the evolution in observed behaviors.
At the aggregate level, BBVA continues to maintain a limited risk profile in line with the target set in the changing interest rate cycle environment maintaining positive sensitivity to interest rate rises in net interest income.
The first half of 2025, has been influenced by the geopolitical events, especially the increase of US tariffs. The US and European yield curves diverged. While the sovereign curve fell in the United States due to the first deceleration signs, in Europe a rebound in the long trenches was observed due to the change of course in Germany's fiscal policy, while the short tranches fell supported by expectations of a lower ECB terminal rate. The peripheral curves are still supported. In Turkey, yield curves were more volatile as a result of the political situation. Meanwhile, in Mexico, the sovereign curve fell, (due to the United States) and in South America there were generalized growth profitability in Colombia and Argentina, and moderate falls in Peru. All in all, the Group's fixed-
income portfolios had a heterogeneous performance during the quarter, with an improved valuations in Mexico, and Spain and slight deterioration in Turkey and South America.
By geographical areas:
–Spain has a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. The exposure of the net interest income to movements in interest rates remains limited. The ECB continued to carry out interest rate cuts due to the convergence of the inflation towards the target up to a total of 100 basis points in the first half of 2025. Thus, the benchmark interest rate in the euro area stood at 2.15% at the end of June 2025, the rate on the deposit facility at
2.00% and the rate on the marginal lending facility at 2.40%.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited durations. The monetary policy rate stood at 8.0% at the end of June 2025, 200 basis points below the end of 2024.
–In Turkey, the sensitivity of net interest income to rates remains limited in both local and foreign currencies, thanks to the bank's management, with a low repricing gap between loans and deposits. At the end of June 2025, the Central Bank of the Republic of Turkey (CBRT) set the monetary policy rate at 46.0% (up from 42.5% in April) in order to slow inflation and stabilize the Turkish lira.
–In South America, the sensitivity of net interest income continues to be limited, since most of the countries in the area have a fixed/variable composition stable between assets and liabilities. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding
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January - June 2025 Report - p.30
benchmark interest rates, in Peru it stood at 4.50% as of June 2025, 50 basis points below its December 2024 closing level. In Colombia, the central bank has cut the benchmark interest rate to 9.25%, 25 basis points compared to the 2024 end. In Argentina, the central bank maintained the benchmark interest rate at 29.00%, which is a decrease of 300 basis points compared to the end of December 2024.

INTEREST RATES (PERCENTAGE)

	30-06-25	31-03-25	31-12-24	30-09-24	30-06-24
Official ECB rate ⁽¹⁾	2.00	2.50	3.00	3.50	3.75
Euribor 3 months ⁽²⁾	1.98	2.44	2.83	3.43	3.73
Euribor 1 year ⁽²⁾	2.08	2.40	2.44	2.94	3.65
USA Federal rates	4.50	4.50	4.50	5.00	5.50
Banxico official rate (Mexico)	8.00	9.00	10.00	10.50	11.00
CBRT (Turkey)	46.00	42.50	47.50	50.00	50.00
⁽¹⁾ Deposit facility.
⁽²⁾ Calculated as the month average.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.31
Business areas
This section presents the most relevant aspects of the Group's different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.
The structure of the business areas reported by the BBVA Group on June 30, 2025 is the same as the one presented at the end of
2024.
The composition of BBVA Group's business areas is summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA
Mexico carries out through its Houston agency.
–Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in
Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina,
Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and BBVA’s branches in Asia.
The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function for the consolidated BBVA Group; structural exchange rate positions management; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as portfolios and assets' funding. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center's tax expense includes for each interim period the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.
In addition to these geographical breakdowns, supplementary pro forma information is provided for the wholesale business,
Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. This business is relevant to have a broader understanding of the Group's activity and results due to the important features of the type of customers served, products offered and risks assumed, even if this is a pro forma information that does not capture the application of the hyperinflation accounting nor the wholesale business of the Group in Venezuela.
To prepare the information by business areas, which is presented under management criteria based on the financial information used in the preparation of the financial statements, in general, the lowest level units and/or companies that make up the Group are taken and assigned to the different areas according to the main region or company group in which they carry out their activity. In relation to the information related to the business areas, in the first quarter of 2025 the Group carried out the reassignment of certain activities, which has affected Spain, Rest of Business and the Corporate Center, as well as CIB's pro forma supplementary information. So, in order to make those year-on-year comparisons homogeneous, the figures for year 2024 have been revised, which has not affected the consolidated financial information of the Group.
Regarding the shareholders' funds allocation in the business areas, a capital allocation system based on the consumed regulatory capital is used.
Finally, it should be noted that, as usual, in the case of the different business areas of Mexico, Turkey, South America and Rest of
Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.32

GROSS INCOME ⁽¹⁾, OPERATING INCOME ⁽¹⁾ AND NET ATTRIBUTABLE PROFIT ⁽¹⁾ BREAKDOWN (PERCENTAGE. 1H25)

Gross income	Operating income	Net attributable profit

Spain
Mexico
Turkey
South America
Rest of Business
4.5
14.8
27.4
13.1
40.1

⁽¹⁾ Excludes the Corporate Center.

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center
1H25
Net interest income	12,607	3,230	5,511	1,307	2,382	376	12,806	(199)
Gross income	18,034	5,016	7,349	2,409	2,714	831	18,319	(285)
Operating income	11,247	3,446	5,102	1,329	1,521	433	11,830	(583)
Profit (loss) before tax	8,424	3,105	3,581	932	977	394	8,988	(564)
Net attributable profit (loss)	5,447	2,144	2,578	412	421	304	5,859	(411)
1H24 ⁽¹⁾
Net interest income	12,993	3,184	5,968	605	3,075	335	13,167	(174)
Gross income	17,446	4,592	7,910	1,892	2,639	686	17,720	(274)
Operating income	10,586	2,958	5,508	983	1,405	362	11,216	(630)
Profit (loss) before tax	7,780	2,572	3,938	914	625	313	8,362	(582)
Net attributable profit (loss)	4,994	1,769	2,858	351	317	240	5,535	(541)
⁽¹⁾ Revised balances in Spain, Rest of Business and Corporate Center.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.33

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center	Deletions
30-06-25
Loans and advances to customers	426,663	188,584	88,758	48,046	46,501	55,974	427,864	622	(1,822)
Deposits from customers	448,018	230,120	85,537	58,250	48,464	26,033	448,403	1,853	(2,238)
Off-balance sheet funds	203,225	112,655	61,736	20,323	7,830	682	203,225	—	—
Total assets/liabilities and equity	776,974	419,097	165,647	82,482	70,616	70,167	808,010	29,511	(60,547)
RWAs	387,051	120,209	88,043	66,645	52,707	38,687	366,291	20,761	—
31-12-24
Loans and advances to customers	412,477	179,667	88,725	48,299	46,846	50,392	413,930	297	(1,750)
Deposits from customers	447,646	226,391	84,949	58,095	50,738	27,432	447,605	2,057	(2,016)
Off-balance sheet funds	192,604	108,694	57,253	18,076	7,936	645	192,604	1	—
Total assets/liabilities and equity	772,402	411,620	168,470	82,782	73,997	66,534	803,404	30,777	(61,779)
RWAs	394,468	120,661	92,925	64,821	56,489	44,407	379,304	15,164	—
Balances highlighted in grey have been revised.

NUMBER OF EMPLOYEES, BRANCHES AND ATMS

Employees	Branches	ATMs

123,295
125,916
125,864
Spain
Mexico
Turkey
South America
Rest
28,123
47,705
22,091
23,787
1,589
Jun.24
28,854
48,893
22,664
23,773
1,732
Dec.24
29,265
47,564
22,985
24,114
1,936
Jun.25

5,872
5,749
5,668
1,881
1,881
1,879
1,695
1,691
1,627
935
925
929
1,331
1,221
1,202
30
31
31
Jun.24
Dec.24
Jun.25

30,725
30,391
30,328
4,708
4,642
4,633
14,806
14,439
14,277
5,857
6,030
6,238
5,332
5,258
5,159
22
22
21
Jun.24
Dec.24
Jun.25

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.34
Spain
Highlights
–Growth in lending and customer funds
–Dynamic recurring revenues, boosted by net interest income in the quarter
–Attributable profit continues its quarterly growth trend and once again surpasses €1 billion
–Stability of the cost of risk compared to March

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION COMPARED TO 31-12-24)

+5.2%
+1.3%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

OPERATING INCOME (MILLIONS OF EUROS)

+16.5%

2,958	3,446

1,325
1,633
1,648
1,491
1,717
1,729
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

+21.2%

1,769	2,144

712
1,057
1,072
911
1,024
1,120
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.35

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H25	∆ %	1H24 ⁽¹⁾
Net interest income	3,230	1.5	3,184
Net fees and commissions	1,176	5.2	1,119
Net trading income	401	5.9	378
Other operating income and expenses	209	n.s.	(88)
Of which: Insurance activities	201	2.1	197
Gross income	5,016	9.2	4,592
Operating expenses	(1,570)	(3.9)	(1,634)
Personnel expenses	(869)	0.8	(863)
Other administrative expenses	(513)	(12.8)	(589)
Depreciation	(187)	2.5	(183)
Operating income	3,446	16.5	2,958
Impairment on financial assets not measured at fair value through profit or loss	(301)	(9.7)	(334)
Provisions or reversal of provisions and other results	(40)	(22.9)	(52)
Profit (loss) before tax	3,105	20.7	2,572
Income tax	(959)	19.5	(802)
Profit (loss) for the period	2,146	21.2	1,770
Non-controlling interests	(2)	6.1	(1)
Net attributable profit (loss) excluding non-recurring impacts	2,144	21.2	1,769

Balance sheets	30-06-25	∆ %	31-12-24 ⁽¹⁾
Cash, cash balances at central banks and other demand deposits	7,744	(39.2)	12,734
Financial assets designated at fair value	107,499	(1.9)	109,569
Of which: Loans and advances	34,036	(4.3)	35,564
Financial assets at amortized cost	253,008	6.6	237,279
Of which: Loans and advances to customers	188,584	5.0	179,667
Inter-area positions	44,267	(0.4)	44,464
Tangible assets	2,747	(1.2)	2,781
Other assets	3,831	(20.1)	4,793
Total assets/liabilities and equity	419,097	1.8	411,620
Financial liabilities held for trading and designated at fair value through profit or loss	74,975	(0.2)	75,143
Deposits from central banks and credit institutions	29,695	5.8	28,067
Deposits from customers	230,120	1.6	226,391
Debt certificates	47,857	0.9	47,424
Inter-area positions	—	—	—
Other liabilities	20,974	7.8	19,448
Regulatory capital allocated	15,477	2.2	15,145

Relevant business indicators	30-06-25	∆ %	31-12-24
Performing loans and advances to customers under management ⁽²⁾	185,833	5.2	176,720
Non-performing loans	7,544	(2.0)	7,700
Customer deposits under management ⁽¹⁾⁽²⁾	220,363	0.2	219,923
Off-balance sheet funds ⁽¹⁾⁽³⁾	112,655	3.6	108,694
Risk-weighted assets ⁽¹⁾	120,209	(0.4)	120,661
RORWA ⁽⁴⁾	3.56		3.13
Efficiency ratio (%)	31.3		35.4
NPL ratio (%)	3.5		3.7
NPL coverage ratio (%)	61		59
Cost of risk (%)	0.32		0.38
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and pension funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.36
Macro and industry trends
Economic activity continued to show dynamism in the first half of 2025 and the outlook going forward is relatively positive. Growth is likely to be supported by restrained energy prices, a more expansionary monetary policy tone in Europe, a greater capacity for growth in the services sector supported by higher immigration and productivity gains, increased investment in the construction sector and also rising defense spending. Moreover, according to BBVA Research, the expansion is likely to lose momentum, with
GDP growth slowing from 3.2% in 2024 to 2.5% in 2025. This is three tenths lower than the previous forecast, driven by factors such as revisions to past growth data, global protectionism, high policy uncertainty and exchange rate appreciation. Annual inflation continues under control; it reached 2.3% in June and is likely to remain around 2.0% in the second half of 2025.
As for the banking system, with data at the end of May 2025, the volume of credit to the private sector grew by 2.1% year-on-year, with similar growth in the portfolios of credit to households and credit to non-financial companies. System credit grew in 2024 for the first time since 2009 (with the exception of 2020 due to COVID support measures), a trend that has been confirmed in the first months of 2025. Customer deposits grew by 7.5% year-on-year in May 2025, due to a 8.2% increase in demand deposits, and
3.4% in time deposits. The NPL ratio stood at 3.18% in April 2025, 41 basis points lower than in April last year. It should also be noted that the system maintains comfortable levels of solvency and liquidity.
Activity
The most relevant aspects related to the area's activity during the first half of 2025 were:
–Lending balances were 5.2% higher than at the end of December 2024, driven again by the performance of the larger corporate segments (+7.1%), the public sector (+30.0%) and, to a lesser extent, by all consumer credit and credit cards
(+3.2%).
–Total customer funds grew by 1.3%, with an increase in off-balance sheet funds (mutual and pension funds) of 3.6% and stability in customer deposits, which grew by 0.2%.
The most relevant aspects related to the area's activity during the second quarter of 2025 were:
–Growth in lending activity of 2.2%, compared to March, driven mainly by loans to the public sector (+23.4%) and with good dynamics in the medium-sized companies portfolio (+3.2%) and in consumer loans (+2.2% together with credit cards).
–Regarding credit quality, the NPL ratio stood at 3.5%, a decrease of 2 basis points compared to the end of March, supported by the strong growth in activity and the good dynamics in the mortgage portfolio, which contributes to the increase in the coverage ratio by 75 basis points to 61% at the end of June 2025.
–Total customer funds increased by 1.6% in the second quarter of 2025, with growth in customer deposits of 1.5% and of
1.9% in off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.37
Results
Spain generated a net attributable profit of €2,144m in the first half of 2025, which is 21.2% above the result achieved in the same period of 2024, driven by the evolution of all components of the gross income.
The most relevant aspects of the year-on-year changes in the area's income statement at the end of June 2025 were:
–Net interest income grew 1.5%, driven by a higher contribution from the securities portfolio and a lower cost of liabilities, factors that offset the reduction in credit yields resulting from the ECB's successive interest rate cuts.
–Fees and Commissions increased by 5.2% compared to the same half of the previous year, especially those generated by asset management as well as, and to a lesser extent, those related to payments and insurance.
–Net Trading Income (NTI) increases its contribution by 5.9%, year-on-year, reflecting the evolution of the Global Markets unit.
–The year-on-year comparison of the aggregate other operating income and expenses is conditioned by the recording in
2024 of the annual amount of the temporary tax on credit institutions and financial credit institutions for a total of
€285m. Apart from the above, the performance of the insurance business is noteworthy.
–Operating expenses decreased by 3.9% due to the reduction of general expenses, as the quarter includes a positive effect from the recognition of a lower Value Added Tax expense following the upward re-estimation of its applied pro-rata, offsetting the slight growth in personnel expenses. As a result of the evolution of the area's income and expenses, the gross income grew by 9.2% and, in addition, the efficiency ratio improved.
–Impairment on financial asset decreased by 9.7%, mainly as a result of lower requirements in the mortgage portfolio.
–Finally, the income tax line includes the accrual, for the first half of 2025, of the new tax on net interest income and fees amounting to approximately €150m, of which €65m corresponds to the second quarter of the year.
Spain generated a net attributable profit of €1,120m in the second quarter of 2025, an increase of 9.3% compared to the previous quarter. Regarding the recurring revenues, net interest income performed well, while fee income was slightly lower than in the previous quarter. On the other hand, the contribution of the other operating income and expenses line and the reduction in expenses in the quarter offset the lower income from NTI. The cumulative cost of risk at the end of June 2025 stood at 0.32%, 2 basis points higher than at the end of March as a result of the growth in impairment of financial assets.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.38
Mexico
Highlights
–Growth in lending activity, again driven by the retail segment
–Favorable evolution of the net interest income
–Good NTI behavior during the first half
–Quarterly attributable profit remains at high levels

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-24)

+2.6%
+6.9%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

+9.2%	(1)

4,671	5,102

2,344
2,327
2,541
2,501
2,524
2,578
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

⁽¹⁾ At current exchange rate: -7.4%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

+6.3%	(1)

2,424	2,578

1,218
1,206
1,283
1,244
1,313
1,265
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

⁽¹⁾ At current exchange rate: -9.8%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.39

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H25	∆ %	∆ % ⁽¹⁾	1H24
Net interest income	5,511	(7.7)	8.9	5,968
Net fees and commissions	1,144	(9.9)	6.3	1,269
Net trading income	400	0.7	18.8	397
Other operating income and expenses	293	6.3	25.3	276
Gross income	7,349	(7.1)	9.5	7,910
Operating expenses	(2,247)	(6.5)	10.2	(2,403)
Personnel expenses	(1,067)	(6.7)	10.0	(1,144)
Other administrative expenses	(964)	(4.2)	13.0	(1,006)
Depreciation	(216)	(14.7)	0.6	(253)
Operating income	5,102	(7.4)	9.2	5,508
Impairment on financial assets not measured at fair value through profit or loss	(1,486)	(4.3)	12.8	(1,553)
Provisions or reversal of provisions and other results	(35)	101.7	137.8	(17)
Profit (loss) before tax	3,581	(9.1)	7.2	3,938
Income tax	(1,003)	(7.1)	9.6	(1,079)
Profit (loss) for the period	2,578	(9.8)	6.3	2,858
Non-controlling interests	(0)	(8.5)	7.9	(1)
Net attributable profit (loss)	2,578	(9.8)	6.3	2,858

Balance sheets	30-06-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	10,672	(15.1)	(12.9)	12,564
Financial assets designated at fair value	53,117	(2.6)	(0.2)	54,547
Of which: Loans and advances	3,569	70.9	75.2	2,088
Financial assets at amortized cost	95,453	0.9	3.4	94,595
Of which: Loans and advances to customers	88,758	0.0	2.5	88,725
Tangible assets	1,963	(3.7)	(1.3)	2,038
Other assets	4,441	(6.0)	(3.7)	4,726
Total assets/liabilities and equity	165,647	(1.7)	0.8	168,470
Financial liabilities held for trading and designated at fair value through profit or loss	28,262	(8.5)	(6.2)	30,885
Deposits from central banks and credit institutions	7,915	(13.5)	(11.3)	9,149
Deposits from customers	85,537	0.7	3.2	84,949
Debt certificates	10,835	1.1	3.6	10,717
Other liabilities	21,262	1.0	3.6	21,043
Regulatory capital allocated	11,836	0.9	3.5	11,727

Relevant business indicators	30-06-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	89,137	0.1	2.6	89,044
Non-performing loans	2,518	0.0	2.5	2,517
Customer deposits under management ⁽²⁾	85,534	1.9	4.4	83,962
Off-balance sheet funds ⁽³⁾	61,736	7.8	10.5	57,253
Risk-weighted assets	88,043	(5.3)	(2.9)	92,925
RORWA ⁽⁴⁾	5.87			5.85
Efficiency ratio (%)	30.6			30.3
NPL ratio (%)	2.7			2.7
NPL coverage ratio (%)	125			121
Cost of risk (%)	3.24			3.39
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.40
Macro and industry trends
Economic activity slowed in the first half of the year, in an environment marked by high uncertainty, with the impact of the tariffs imposed by the United States administration added to the effects of recent domestic reforms and the fiscal consolidation process.
In this context, BBVA Research has revised its forecast for GDP growth in 2025 from 1.0% to -0.4%. The economy will also eventually benefit from relatively moderate inflation (4.3% in June and expected to be close to 3.9% in December), lower interest rates, which were cut to 8.0% in June and could reach 7.0% in December, as well as possible structural gains related to lower tariffs on exports to the United States than those applied to China and other competing countries.
Regarding the banking system, with data at the end of May 2025, the volume of credit to the non-financial private sector increased by 12.2% year-on-year, with growth in all the main portfolios: consumer loans (+13,6%), mortgage loans (+6,2%) and corporate loans (+14,0%). The growth of total deposits (demand and time deposits) remained slightly below than the credit growth (+9,0%
year-on-year at May 2025), with higher balances in time deposits (+8,7%) and in demand deposits (+9,2%). The system's NPL ratio worsened slightly to 2.28% in May 2025 and the capital indicators are comfortable.
Unless expressly stated otherwise, all the comments below on rates of variation, for both activity and results, will be given at constant exchange rate. These rates, together with variations at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity during the first half of 2025 were:
–Lending activity (performing loans under management) grew by 2.6% during the first half of 2025, with a more dynamic behavior in the retail portfolio, which grew by 5.6%, with a favorable evolution of all the portfolios, particularly consumer loans, which increased by 7.3%. For its part, the wholesale portfolio remained stable (-0.7% the first half of 2025).
–Customer deposits under management increased by 6.9% in the first half of 2025, with growth in customer deposits of
4.4%, thanks to the commercial boost in a highly competitive environment to attract liabilities and of 10.5% in off-balance sheet resources.
The most relevant aspects related to the area's activity in the second quarter of 2025 were:
–During the quarter, lending activity grew by 0.6%, driven by the dynamism of all products in the retail portfolio, which increased by 2.9%, especially consumer loans (+3.6%) and credit cards (+3.9%).
–With regard to the asset quality indicators, the NPL ratio stood at 2.7% at the end of June 2025, which represents an increase of 26 basis points compared to the end of March, mainly explained by the growth of non-performing loans in the retail portfolio, as a result of higher inflows and lower write-offs. Compared to the end of the year, this indicator remains stable. On the other hand, the NPL coverage ratio was 125% at the end of June 2025, which represents a decrease compared to the end of March mainly explained by the aforementioned higher volume of inflows of non-performing loans.
–Customer deposits under management were 2.1% above the March balances, originated in the evolution of investment funds (+4.7 in the second quarter).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.41
Results
BBVA Mexico achieved a cumulative net attributable profit of €2,578m at the end of June 2025, which represents a year-on-year growth of 6.3%, mainly due to the evolution of the net interest income.
The most relevant aspects of the year-on-year changes in the income statement as of the end of June 2025 are summarized below:
–Net interest income increased by 8.9%, favored by the higher lending balances together with a lower cost of customer funds and wholesale financing.
–Net fees and commissions grew by 6.3%, mainly as a result of the revenues from asset management and payments.
–The contribution from NTI increased by 18.8%.
–Other operating income and expenses recorded an increase of 25.3%, thanks to the favorable evolution of the insurance business.
–Operating expenses grew by 10.2%, due to both higher general and personnel expenses, where the increase in technology investment expenses stood out.
–Loan-loss provisions increased by 12.8%, as a result of the dynamism of activity and the worsening of the macroeconomic environment compared to the initially forecasted at the beginning of 2025. Thus, the cumulative cost of risk at the end of
June 2025 increased to 3.24%, an increase of 19 basis points compared to that recorded at the end of March, although it remains 15 basis points below the end of 2024.
In the quarter, and excluding the effect of exchange rate fluctuations, BBVA Mexico generated net attributable profit of €1,265m, which represents a -3.6% variation with respect to the previous quarter. On the positive side, of note was the growth in net interest income, the other operating income and expenses line, which included higher results from the insurance business compared to the previous quarter and lower expenses. This was offset by flat fee income, a decline in NTI due to the lower results of Global Markets and growth in loan-loss provisions, affected by higher requirements from the updated macroeconomic scenario and the growth in the retail portfolio.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.42
Turkey
Highlights
–Increase in lending activity and customer funds
–Growth in net interest income supported by activity growth
–Lower year-on-year impact from hyperinflation
–Favorable evolution of the attributable profit

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-24)

+25.4%
+30.0%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

+35.2%

983	1,329

453
530
475
644
690
639
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

+17.3%

351	412

144
207
82
177
158
254
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.43

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H25	∆ %	∆ % ⁽¹⁾	1H24
Net interest income	1,307	116.0	174.7	605
Net fees and commissions	1,058	16.9	51.4	905
Net trading income	221	(63.2)	(52.4)	601
Other operating income and expenses	(177)	(19.4)	(56.2)	(219)
Gross income	2,409	27.3	94.9	1,892
Operating expenses	(1,080)	18.8	50.6	(909)
Personnel expenses	(616)	17.1	50.8	(526)
Other administrative expenses	(350)	23.0	57.9	(284)
Depreciation	(114)	15.9	30.7	(99)
Operating income	1,329	35.2	156.2	983
Impairment on financial assets not measured at fair value through profit or loss	(407)	168.7	246.6	(152)
Provisions or reversal of provisions and other results	11	(87.2)	(86.1)	82
Profit (loss) before tax	932	2.0	95.5	914
Income tax	(442)	(11.2)	16.0	(498)
Profit (loss) for the period	490	17.9	n.s.	416
Non-controlling interests	(78)	20.9	n.s.	(64)
Net attributable profit (loss)	412	17.3	n.s.	351

Balance sheets	30-06-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	9,501	7.6	36.4	8,828
Financial assets designated at fair value	4,560	1.3	28.4	4,503
Of which: Loans and advances	6	292.3	n.s.	2
Financial assets at amortized cost	64,147	(1.1)	25.3	64,893
Of which: Loans and advances to customers	48,046	(0.5)	26.1	48,299
Tangible assets	1,808	(12.4)	1.8	2,064
Other assets	2,466	(1.1)	23.9	2,494
Total assets/liabilities and equity	82,482	(0.4)	26.0	82,782
Financial liabilities held for trading and designated at fair value through profit or loss	1,719	(11.6)	12.1	1,943
Deposits from central banks and credit institutions	4,485	5.1	33.2	4,267
Deposits from customers	58,250	0.3	27.1	58,095
Debt certificates	5,152	14.1	44.6	4,517
Other liabilities	4,139	(27.6)	(11.4)	5,714
Regulatory capital allocated	8,737	6.0	34.1	8,245

Relevant business indicators	30-06-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	47,726	(1.1)	25.4	48,242
Non-performing loans	2,212	9.7	39.1	2,016
Customer deposits under management ⁽²⁾	57,121	(0.6)	26.1	57,443
Off-balance sheet funds ⁽³⁾	20,323	12.4	42.5	18,076
Risk-weighted assets	66,645	2.8	30.0	64,821
RORWA ⁽⁴⁾	1.60			1.20
Efficiency ratio (%)	44.8			50.1
NPL ratio (%)	3.4			3.1
NPL coverage ratio (%)	86			96
Cost of risk (%)	1.64			1.27
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds and pension funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
15 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) are calculated based on local activity data and refer only refer to Garanti Bank and therefore exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.44
Macro and industry trends
Growth has moderated recently, which together with the restrictive monetary policy tone has contributed to a further reduction in inflation, to 35% in June. BBVA Research maintains its growth forecast of 3.5% in 2025 unchanged (after a growth of 3.2% in
2024), and estimates that inflation will continue to moderate to around 30% in December. Monetary conditions, which tightened in the second quarter of the year to counter financial volatility stemming from the recent sociopolitical tensions, could ease again in the coming months, allowing interest rates to fall from 46% in June to around 36% in December.
The Turkish banking system continues to be affected by the impact of inflation. The total volume of credit in the system increased by 39.1% year-on-year at the end of May 2025, similar to the previous months. The stock of credit continues to be driven by consumer credit and credit card portfolios (+44.5% year-on-year) and by corporate credit (+37.7% year-on-year). Total deposits maintained the strength of recent months and grew 38.5% year-on-year at the end of May 2025, with similar growth in Turkish lira and dollar deposits (+39.5% and +36.8% respectively). Dollarization of the system decreased to 37.0% in May this year, from
37.5% a year earlier. The system's NPL ratio remains well under control and stood at 2.28% in May 2025. The capital indicators remained comfortable at the same date.
Unless expressly stated otherwise, all comments below on rates of changes for both activity and results, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of June 30, 2025 is used, reflecting the considerable depreciation by the Turkish lira in the last twelve months. Likewise, the
Balance sheet, the Risk-Weighted Asset (RWA) and the equity are affected.
Activity15
The most relevant aspects related to the area's activity during the first half of 2025 were:
–Lending activity (performing loans under management) recorded an increase of 25.4% between January and June 2025, mainly driven by the growth in Turkish lira loans (+17.7%). This growth was largely supported by the performance of credit cards and consumer loans. Foreign currency loans (in US dollars) increased by 11.8%, boosted by the increase in activity with customers focused on foreign trade (with natural hedging of exchange rate risk).
–Customer deposits (70.6% of the area's total liabilities as of June 30, 2025) remained the main source of funding for the balance sheet and increased by 26.1% favored by evolution the positive performance of Turkish lira time deposits
(+23.4%), which represent a 82.8% of total customer deposits in local currency. Balances deposited in foreign currency
(in U.S. dollars) increased by 14.1%. Thus, as of June 30, 2025, Turkish lira deposits accounted for 66% of total customer deposits in the area. For its part, off-balance sheet funds grew by 42.5%.
The most relevant aspects related to the area’s activity in the second quarter of 2025 were:
–Lending activity (performing loans under management) increased by 13.5%, mainly driven by the growth in Turkish lira loans (+10.6%, above the quarterly inflation rate, which stood at 6.0%). Within Turkish lira loans, credit cards and consumer loans continue to drive the growth, which grew at rates of 13.3% and 9.2%, respectively. Growth in foreign currency loans stood at 6.0%, favored by commercial loans.
–In terms of asset quality, the NPL ratio increased by 23 basis points compared to the figure as of the end of March to
3.4%, mainly as a result of the increase in non-performing loans, both in the retail and the wholesale portfolios, partially offset by sales of impaired loans. On the other hand, the NPL coverage ratio recorded a decrease of 699 basis points in the quarter due to the release of certain customers and new additions to NPLs, to 86% as of June 30, 2025.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.45
–Customer deposits increased by 4.0%, with growth in Turkish lira balances (+3.7%, driven by term deposits), and reduction in US dollar deposits (-5.7%). Additionally, off-balance sheet funds grew 24.2% in the quarter.
Results
Turkey generated a net attributable profit of €412m during the first half of 2025, which compares very favorably with the result achieved in the first half of the previous year, as a result of the good performance of recurring revenues in banking business (net interest income and net fees and commissions) and a less negative hyperinflation impact.
As mentioned above, the year-on-year comparison of the accumulated income statement at the end of June 2025 at current exchange rate is affected by the depreciation of the Turkish lira in the last year (-24.4%). To isolate this effect, the highlights of the results of the first half of 2025 at constant exchange rates are summarized below:
–Net interest income grew year-on-year, mainly driven by the dynamism of lending activity and by the improvement of the
Turkish lira customer spread. In addition, the central bank has increased the remuneration of certain Turkish lira reserves since February 2024.
–Net fees and commissions recorded a significant increase, driven by the solid performance in fees and commissions associated to payment methods, followed by those related to asset management, insurances and guarantees.
–Lower NTI, due to the currency positions the area maintains in the derivatives trading, partially offset by higher results from the Global Markets unit.
–The other operating income and expenses line had a balance of €-177m, which compares favorably with the previous year.
This line incorporates, among others, the loss in the value of the net monetary position due to the country's inflation rate, together with its partial offset by the income derived from inflation-linked bonds (CPI linkers). The net impact of both effects was less negative at the end of the first half of 2025, compared with the same period of 2024. This line also includes the results of the subsidiaries of Garanti BBVA and the evolution of the insurance business, whose contribution was increased in both cases compared to the first half of 2024.
–Operating expenses continued growing, mainly due to higher personnel expenses, linked to the growth in the workforce and a salary review in the context of high inflation. On the other hand, general expenses also increased, highlighting the higher advertising expenditures and, to a lesser extent, technology expenses.
–Regarding the impairment on financial assets, it increased, which is explained by the growth of the activity and higher requirements in retail portfolios, partially offset by releases in the wholesale portfolio.
–The provisions and other results line closed June 2025 at €11m, which are lower than the releases in the same period of the previous year, associated with significant recoveries from wholesale customers and the revaluation of real estate recorded in the first half of 2024.
In the second quarter of 2025, the net attributable profit of Turkey stood at €317m, which represents an increase compared to the previous quarter as a result of the better performance of recurring revenues combined with a lower net impact of inflation (which includes its offset by CPI linkers) and a reduction in the impairment on financial assets. Thus, the cumulative cost of risk as of June
30, 2025 stood at 1.64%, with a 26 basis points decrease in the quarter helped by lower requirements in the wholesale portfolio.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.46
South America
Highlights
–Growth in lending activity and customer funds
–Significantly lower year-on-year hyperinflation adjustment in Argentina
–Decrease in loan loss provisions and improvement of risk indicators
–Increase in the area's half-year attributable profit

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-24)

+7.4%
+4.8%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

+8.2%	(1)

1,405	1,521

600
805
651
782
803
718
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

⁽¹⁾ At constant exchange rates: +45.3%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

+33.0%	(1)

317	421

119
197
155
164
218
203
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

⁽¹⁾ At constant exchange rates: +128.8%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.47

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H25	∆ %	∆ % ⁽¹⁾	1H24
Net interest income	2,382	(22.5)	(8.8)	3,075
Net fees and commissions	417	1.9	12.4	410
Net trading income	319	(18.6)	(7.8)	391
Other operating income and expenses	(404)	(67.3)	(66.0)	(1,236)
Gross income	2,714	2.9	26.7	2,639
Operating expenses	(1,194)	(3.2)	9.0	(1,234)
Personnel expenses	(528)	(6.6)	6.6	(565)
Other administrative expenses	(560)	(1.1)	11.8	(566)
Depreciation	(106)	3.2	6.9	(103)
Operating income	1,521	8.2	45.3	1,405
Impairment on financial assets not measured at fair value through profit or loss	(528)	(30.1)	(24.8)	(755)
Provisions or reversal of provisions and other results	(16)	(37.5)	(22.7)	(25)
Profit (loss) before tax	977	56.3	201.9	625
Income tax	(293)	152.7	n.s.	(116)
Profit (loss) for the period	684	34.3	118.3	509
Non-controlling interests	(263)	36.5	103.4	(192)
Net attributable profit (loss)	421	33.0	128.8	317

Balance sheets	30-06-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	6,582	(26.1)	(18.1)	8,906
Financial assets designated at fair value	10,756	(1.2)	8.4	10,884
Of which: Loans and advances	344	67.6	74.5	205
Financial assets at amortized cost	49,666	(0.6)	7.4	49,983
Of which: Loans and advances to customers	46,501	(0.7)	7.3	46,846
Tangible assets	1,134	(11.1)	(7.5)	1,277
Other assets	2,478	(16.0)	(9.2)	2,948
Total assets/liabilities and equity	70,616	(4.6)	3.6	73,997
Financial liabilities held for trading and designated at fair value through profit or loss	1,822	(11.5)	(7.6)	2,060
Deposits from central banks and credit institutions	4,305	0.3	7.0	4,292
Deposits from customers	48,464	(4.5)	3.8	50,738
Debt certificates	3,656	(2.6)	5.0	3,752
Other liabilities	5,428	(10.5)	(0.7)	6,066
Regulatory capital allocated	6,942	(2.1)	6.6	7,090

Relevant business indicators	30-06-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	46,351	(0.7)	7.4	46,663
Non-performing loans	2,178	(8.8)	(3.3)	2,387
Customer deposits under management ⁽³⁾	48,464	(4.5)	3.8	50,738
Off-balance sheet funds ⁽⁴⁾	7,830	(1.3)	11.3	7,936
Risk-weighted assets	52,707	(6.7)	1.3	56,489
RORWA ⁽⁵⁾	2.46			1.94
Efficiency ratio (%)	44.0			47.5
NPL ratio (%)	4.2			4.5
NPL coverage ratio (%)	89			88
Cost of risk (%)	2.33			2.87
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios in Colombia and Peru.
⁽⁵⁾ For more information on the methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.48

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit (loss)
Country	1H25	∆ %	∆ % ⁽¹⁾	1H24	1H25	∆ %	∆ % ⁽¹⁾	1H24
Argentina	359	6.5	n.s.	337	91	(11.9)	n.s.	103
Colombia	305	(5.6)	2.2	323	73	29.4	40.1	57
Peru	603	(4.2)	(5.0)	630	156	41.7	40.6	110
Other countries ⁽²⁾	254	119.0	132.6	116	101	115.5	133.7	47
Total	1,521	8.2	45.3	1,405	421	33.0	128.8	317
⁽¹⁾ At constant exchange rates.
⁽²⁾ Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru
	30-06-25	31-12-24	30-06-25	31-12-24	30-06-25	31-12-24
Performing loans and advances to customers under management ⁽¹⁾⁽²⁾	7,854	5,401	15,585	14,990	18,151	18,062
Non-performing loans ⁽¹⁾	224	79	837	928	942	1,066
Customer deposits under management ⁽¹⁾⁽³⁾	9,362	7,091	16,821	16,497	18,341	19,164
Off-balance sheet funds ⁽¹⁾⁽⁴⁾	2,470	2,185	2,486	2,438	2,871	2,407
Risk-weighted assets	11,352	11,037	17,428	18,868	18,266	20,384
RORWA ⁽⁵⁾	2.81	3.93	0.82	0.46	3.33	2.40
Efficiency ratio (%)	54.7	59.5	45.2	46.9	37.8	36.5
NPL ratio (%)	2.7	1.4	5.0	5.7	4.3	4.9
NPL coverage ratio (%)	98	145	85	82	92	90
Cost of risk (%)	4.46	4.48	2.42	2.83	1.53	2.83
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios (in Colombia and Peru).
⁽⁵⁾ For more information on the methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.
Activity and results
The most relevant aspects related to the area's activity during the first half of 2025 were:
–Lending activity (performing loans under management) recorded a variation of +7.4%, with a more dynamic growth in the wholesale portfolio (+7.8%), growing above the retail portfolio (+7.0%), the latter favored by the evolution of credit cards which grew by 14.1%, and consumer loans (+6.1%), in line with Group BBVA's strategy which is focused in growing in the most profitable segments.
–Customer funds under management grew by 4.8% compared to the closing balances at the end of 2024, where the evolution of time deposits (+7.7%) and off-balance sheet funds (+11.3%) stand out.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.49
The most relevant aspects related to the area's activity during the second quarter of the year 2025 have been:
–Lending activity grew by 4.8%, favored by the dynamism of commercial loans (+7.0%), credit consumption and credit cards (+4.2%, overall).
–With regard to asset quality, the area's NPL ratio stood at 4.2%, which represents a decrease of 12 basis points compared to the previous quarter, favored by the reduction in the non-performing balance, with limited entries to NPLs offset by a good recovery performance, mainly in Peru and Colombia. For its part, the coverage ratio for the area was 89%, which represents a decrease of 76 basis points compared to the end of March because of lower coverage in Argentina.
–Customer funds under management increased at a rate of 2.9%, with growth of 3.3% in customer deposits and stability in off-balance sheet funds (+0.6%).
South America generated a net attributable profit of €421m at the end of the first half of 2025, which represents a year-on-year variation of 128.8%, derived from a less negative hyperinflation adjustment in Argentina and a better performance of fees and commissions, together with a more contained level of loan-loss provisions.
The impact of the adjustment for hyperinflation is the recording in the income statement of the loss on the net monetary position of the Argentina subsidiaries under "Other operating income and expenses" and amounted to €211m in the period from January -
June 2025, much lower than the €1,020m recorded in the period from January - June 2024.
More detailed information on the most representative countries of the business area is provided below.
Argentina
Macro and industry trends
The process of macroeconomic normalization has continued in recent months. In addition to continued fiscal consolidation and monetary tightening, more recently a large part of the exchange controls have been lifted and a floating exchange rate regime with wide bands has been implemented. Although the new exchange rate regime has allowed some depreciation of the peso, its impact on inflation has been limited. Thus, BBVA Research forecasts that annual inflation, which reached 39.4% in June, will close 2025 at around 28.0%. On the other hand, it maintains unchanged its GDP growth forecast of 5.5% in 2025, after the contraction of 1.7%
recorded in 2024.
The banking system continues to grow at a high pace. With data at the end of June 2025, total lending was increased by 176%
compared to June 2024, favored by consumer, corporate and, above all, mortgage portfolios, which grew by 188%, 154% and
453% year-on-year, respectively. For its part, deposits continue to decelerate, and at the end of June recorded a year-on-year growth of 67%. Finally, the NPL ratio remains controlled, placing at 2.19% at the end of April 2025.
Activity and results
–In the first half of 2025, performing loans under management grew by 45.4% (+21.0% in the second quarter), mainly driven by the growth in corporate loans and all the retail loans, notable was the growth in consumer loans (+61.1%) and the dynamism that mortgage loans start to show (+87.6% in the first half). At the end of June 2025, the NPL ratio stood at
2.7%, an increase of 99 basis points compared to the end of March 2025, mainly due to retail portfolio NPL entries, which affected the NPL coverage ratio, which stood at 98%, below the level recorded at the end of March 2025.
–On balance sheet funds recorded a 32.0% growth in the first half of 2025 (+19.1% in the second quarter), with growth in time deposits (+54.8%, favored by corporate balances) higher than demand deposits (+20.0%). For its part, mutual funds (off-balance resources) also had a good performance in the same time horizon (+13.1%), with decrease in the second quarter (-4.1%).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.50
–The cumulative net attributable profit at the end of June 2025 stood at €91m, above that achieved in the same quarter of the previous year, due to a significantly lower hyperinflationary impact than at the end of June 2024. Net interest income continues to be affected by the cuts in the monetary policy rate, which was not offset by the higher lending volume. Net fee and commission income grew by 60.6% year-on-year, with growth driven by payment methods activity. On the other hand, a significantly lower negative adjustment for hyperinflation was recorded (mainly reflected in the other operating income and expenses line) and higher expenses, both in personnel (fixed compensation to staff) and general expenses.
Loan-loss provisions increased as a result of the growth in lending activity and higher requirements in the retail portfolio.
As a result of the above, the cost of risk stood at 4.46%, which represents an increase of 16 basis points in the quarter.
Thus, the result of the second quarter reached €57m, up from the previous quarter in constant terms, mainly due to a better performance of the net interest income thanks to the evolution of business activity with individuals and companies, also favored by a less negative adjustment for hyperinflation and lower provisions for impairment of financial assets in the fixed income portfolio. All of the above offset lower NTI revenues (despite higher results from exchange rate differences and derivatives due to the relaxation of the exchange rate hedge) and the growth in operating expenses.
Colombia
Macro and industry trends
The recovery in economic growth has continued in recent months and is likely to continue going forward. BBVA Research has also revised down its GDP growth forecast for 2025 by two tenths to 2.3% (which is placed above the growth of 1.7% recorded in
2024), mainly due to a less favorable global environment and a lower than expected fall in inflation and interest rates. In this respect, inflation is most likely to moderate from levels above 5.0% at the beginning of this year, and from 4.8% in June, to around
4.7% in December. Despite the relative persistence of inflation, and concerns about fiscal performance, interest rates could be cut from 9.25% in June to around 8.25% in December.
Total credit growth in the banking system stood at 5.2% year-on-year in May 2025. As in previous months, the system's lending continued to be driven by corporate credit and mortgage loans, with growth of 6.6% and 9.9% respectively. As for consumer credit remained virtually flat in May in year-on-year terms, with growth of 0.3%. On the other hand, total deposits grew by 9.4%
year-on-year at the end of May 2025, with a more balanced evolution by portfolios than in previous quarters. Thus, demand and time deposits grew by 8.5% and 10.6% year-on-year respectively. The system's NPL ratio has improved in the last few months placing at 4.41% in May 2025, 77 basis points below the figure of the same month of the previous year.
Activity and results
–Lending activity grew at a rate of 4.0% compared to the end of 2024, and 1.9% in the quarter. In terms of credit quality indicators, they improved with respect to the end of 2024: the NPL ratio stood at 5.0%, a decrease of 31 basis points with respect to the previous quarter, as a result of the containment of inflows and the good recovery dynamics of the quarter, as well as the write-offs in both the retail and wholesale portfolios. On the other hand, the coverage ratio rose 115 basis points in the quarter placing at 85%.
–Customer deposits grew by 2.0% compared to the end of 2024, mainly thanks to the growth of time deposits (+5.6%)
and, to a lesser extent, to the increase of off-balance sheet funds (+2.0%). In the second quarter, demand deposits grew by 5.0% and offset the flat evolution of time deposits and off-balance sheet funds over the same time period.
–The cumulative net attributable profit at the end of June 2025 stood at 73 million euros, 40.1% higher than at the end of the same period of the previous year, favored by the evolution of the net interest income, a more efficient management of expenses, and particularly a lower level of provisions for impairment of financial assets associated with the lower requirements of the retail portfolio as a result of lower entries into NPLs. Finally, the cost of risk fell 13 basis points in the quarter to 2.42%. The net attributable profit of the quarter stood at €41m, 30.5% above the previous quarter at constant exchange rates, mainly as result of the dynamism of the net interest income and lower loan-loss provisions, partially offset by the NTI decrease.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.51
Peru
Macro and industry trends
BBVA Research estimates that GDP will grow by 3.1% in 2025. This forecast is identical to the previous one and close to the 3.3%
growth recorded in 2024. Controlled inflation (1.7% in June and expected to be close to 2.0% thereafter) and low interest rates
(likely to remain stable at the current level of 4.5%), as well as relatively high copper prices, among other factors, support growth expectations.
Total lending in the Peruvian banking system continued the trend of recent quarters and increased 2.3% year-on-year in May
2025, with growth in all portfolios. Thus, the consumer credit portfolio grew by 1.1% year-on-year, the mortgage portfolio increased by 5.9% and the corporate loan portfolio by 1.6% year-on-year. The system's total deposits rose by 8.8% year-on-year in May, due to the strength of demand deposits (+12.9% year-on-year), which offset the lower growth in time deposits (+1.5%
year-on-year). Lastly, the system's NPL ratio continued to fall to 3.60% in May 2025.
Activity and results
–Lending activity recorded a slight growth of 0.5% compared to the end of December 2024, focused on the retail segments, mainly mortgages and consumer loans, which offset the deleveraging in the wholesale segments. In the second quarter of 2025, lending growth stood at 1.8%, with growth in both the wholesale and retail portfolios. Regarding the quality indicators, the NPL ratio was lower than at the end of March 2025 (-35 basis points) placing at 4.3% as a result of the positive recovery performance and the write-offs made in the quarter. The coverage ratio was 92%, 111 basis points higher than at the end of March, helped by the reduction in doubtful assets.
–Customers funds under management decreased by (-1.7%) during the first half of 2025, with lower balances in demand and time deposits (-4.3%) which were partially offset by growth in off-balance sheet funds (+19.3%).
–BBVA Peru's cumulative attributable profit stood at €156m at the end of June 2025, which represents an increase of
40.6% compared to the first half of 2024 due to lower provisions for impairment of financial assets, which were significantly lower than in the second quarter of 2024 (-54.6%) due, among other factors, to a lower retail products requirement as a result of the improved credit quality of the portfolio in the last quarters. For its part, the cost of risk increased up to 1.53%, 12 basis points above the end of March. The profit of the quarter stood at €75m, which is a variation of -8.1% compared to the previous quarter, at constant exchange rates, mainly as a result of the provisions made in the quarter, which contrasted with the releases recorded in the previous quarter, originating from a particular customer.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.52
Rest of Business
Highlights
–Dynamism of lending activity in all geographical areas in the first half of the year
–Favorable evolution of recurring revenues
–Positive behavior of risk indicators
–Year-on-year improvement in cumulative attributable profit in the first half of the year

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-24)

+16.0%
-1.3%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+23.2%	(1)

351	433

175
176
199
149
227
206
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

⁽¹⁾ At current exchange rates: +19.4%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+30.7%	(1)

232	304

119
114
169
84
166
138
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

⁽¹⁾ At current exchange rates: +26.3%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.53

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H25	∆ %	∆ % ⁽¹⁾	1H24 ⁽²⁾
Net interest income	376	12.0	14.9	335
Net fees and commissions	277	54.6	57.5	179
Net trading income	176	4.1	7.6	169
Other operating income and expenses	1	(31.6)	0.0	2
Gross income	831	21.1	24.3	686
Operating expenses	(398)	22.9	25.5	(324)
Personnel expenses	(206)	24.5	27.5	(166)
Other administrative expenses	(174)	21.2	23.3	(143)
Depreciation	(18)	21.9	24.0	(15)
Operating income	433	19.4	23.2	362
Impairment on financial assets not measured at fair value through profit or loss	(37)	(20.6)	(19.7)	(46)
Provisions or reversal of provisions and other results	(2)	(20.4)	(15.9)	(3)
Profit (loss) before tax	394	25.7	30.0	313
Income tax	(90)	23.6	27.5	(73)
Profit (loss) for the period	304	26.3	30.7	240
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	304	26.3	30.7	240

Balance sheets	30-06-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	5,872	(29.7)	(21.1)	8,348
Financial assets designated at fair value	1,720	5.7	12.2	1,627
Of which: Loans and advances	1,083	18.5	28.1	914
Financial assets at amortized cost	61,908	10.5	15.1	56,013
Of which: Loans and advances to customers	55,974	11.1	15.8	50,392
Inter-area positions	—	—	—	—
Tangible assets	205	(0.2)	8.1	206
Other assets	462	35.3	41.6	341
Total assets/liabilities and equity	70,167	5.5	10.9	66,534
Financial liabilities held for trading and designated at fair value through profit or loss	902	40.5	57.5	642
Deposits from central banks and credit institutions	2,736	36.6	43.8	2,002
Deposits from customers	26,033	(5.1)	(1.5)	27,432
Debt certificates	1,585	(7.9)	(3.5)	1,721
Inter-area positions ⁽³⁾	33,059	17.7	25.1	28,091
Other liabilities ⁽³⁾	1,300	(19.4)	(13.7)	1,613
Regulatory capital allocated	4,553	(9.5)	(5.2)	5,033

Relevant business indicators	30-06-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽⁴⁾	56,039	11.2	16.0	50,393
Non-performing loans	166	(22.0)	(22.0)	213
Customer deposits under management ⁽⁴⁾	26,033	(5.1)	(1.5)	27,432
Off-balance sheet funds ⁽⁵⁾	682	5.8	5.8	645
Risk-weighted assets	38,687	(12.9)	(8.6)	44,407
RORWA ⁽⁶⁾	1.62			1.30
Efficiency ratio (%)	47.9			50.4
NPL ratio (%)	0.2			0.3
NPL coverage ratio (%)	140			102
Cost of risk (%)	0.15			0.17
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Revised balances in 2024.
⁽⁴⁾ Excluding repos.
⁽⁵⁾ Includes pension funds.
⁽⁶⁾ For more information on the methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.54
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.
Activity
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the first half of 2025 were:
–Lending activity (performing loans under management) grew 16.0%, thanks to the favorable evolution of project finance as well as corporate lending, highlighting both the New York branch and Asia.
–Customer funds under management recorded a decrease of 1.3%, originated in the deposits of the New York branch.
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the second quarter of 2025 were:
–Lending activity (performing loans under management) grew at a rate of 14.9%, mainly due to the evolution of corporate loans (+12.5%). In terms of geographical areas, growth was particularly strong in Asia, followed by the New York branch and lastly Europe.
–On the other hand, compared to the end of March, the NPL ratio decreased to 0.2%, while the coverage ratio increased to
140%, an increase of 3,076 basis points in the quarter due to the reduction of the doubtful balance as a result of the improvement in two singular customers.
–Customer funds under management recorded a decrease of 4.9%, due to lower customer deposits in Europe and New
York, partially offset by growth in Asia.
Results
Rest of Business achieved an accumulated net attributable profit of €304m during the first half of 2025, 30.7% higher than in the same period of the previous year, favored by the evolution of the recurrent revenues and the NTI, which widely offset the increase in operating expenses.
In the year-on-year evolution of the main lines of the area's income statement at the end of June 2025, the following was particularly noteworthy:
–Net interest income grew by 14.9% as a result of increased activity volumes and appropriate price management. By countries, growth in the New York branch stood out.
–Net fees and commissions increased by 57.5%, particularly from issuance activity in the primary debt market and relevant operations in project finance and corporate loans.
–The NTI grew by 7.6% supported by the strong performance of Global Markets in New York, especially in the equity, interest rates and credit brokerage business.
–Increase in operating expenses of 25.5%, with growth mainly in the United States and in Europe due to new hires and investment in strategic projects.
–The impairment on financial assets line at the end of June 2025 recorded a balance of €-37m, figure which places below the same period of the previous year, mainly originated in the lower provisions in Europe.
In the second quarter of 2025 and excluding the effect of the exchange rates fluctuations, the Group's Rest of Businesses as a whole generated a net attributable profit of €138m, 16.9% below to the previous quarter. In the quarterly evolution, the good performance of recurring income was offset by a lower NTI. On the other hand, growth in expenses associated with strategic plans.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.55
Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H25	∆ %	1H24 ⁽¹⁾
Net interest income	(199)	14.5	(174)
Net fees and commissions	(62)	57.7	(40)
Net trading income	(85)	68.5	(50)
Other operating income and expenses	62	n.s.	(10)
Gross income	(285)	3.8	(274)
Operating expenses	(298)	(16.2)	(356)
Personnel expenses	(407)	10.0	(370)
Other administrative expenses	216	78.2	121
Depreciation	(107)	0.1	(107)
Operating income	(583)	(7.5)	(630)
Impairment on financial assets not measured at fair value through profit or loss	(2)	n.s.	—
Provisions or reversal of provisions and other results	20	(57.1)	48
Profit (loss) before tax	(564)	(3.1)	(582)
Income tax	161	267.0	44
Profit (loss) for the period	(403)	(25.2)	(538)
Non-controlling interests	(9)	284.5	(2)
Net attributable profit (loss)	(411)	(23.9)	(541)

Balance sheets	30-06-25	∆ %	31-12-24 ⁽¹⁾
Cash, cash balances at central banks and other demand deposits	511	(13.9)	594
Financial assets designated at fair value	7,222	(9.8)	8,007
Of which: Loans and advances	—	—	—
Financial assets at amortized cost	4,262	4.1	4,095
Of which: Loans and advances to customers	622	109.2	297
Inter-area positions	—	—	—
Tangible assets	1,861	(2.7)	1,912
Other assets	15,655	(3.2)	16,168
Total assets/liabilities and equity	29,511	(4.1)	30,777
Financial liabilities held for trading and designated at fair value through profit or loss	74	(8.7)	82
Deposits from central banks and credit institutions	4,021	(14.8)	4,721
Deposits from customers	1,853	(9.9)	2,057
Debt certificates	2,717	56.6	1,735
Inter-area positions	3,745	(36.2)	5,871
Other liabilities	3,759	6.2	3,539
Regulatory capital allocated	(47,545)	0.6	(47,242)
Total equity	60,887	1.5	60,014
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.
Results
The Corporate Center recorded between January and June of 2025 a net attributable loss of €-411m, which is an improvement compared with the €-541m recorded in the same period of the previous year driven by the evolution of results hedges, with a negative impact in the first half of 2025 originating in the US dollar and, to a lesser extent, by hedges of the Mexican peso in the first half of 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.56
Additional pro forma information: Corporate & Investment Banking
Highlights
–The upward trend in lending continues, with sustained quarter-on-quarter growth
–Favorable evolution of recurrent revenues and NTI in the first half of the year
–Solid gross income in all business divisions
–Outstanding attributable profit in the first half of the year
–

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-24)

+10.3%
+2.0%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

RECURRING REVENUES / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+30.7%	(1)

1,795	2,346

849
946
981
894
1,211
1,135
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

⁽¹⁾ At current exchange rates: +13.1%.
The pro forma information of CIB does not include the application of hyperinflation accounting nor the wholesale business of the Group in Venezuela.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+33.5%	(1)

1,163	1,553

555
608
643
594
787
766
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

⁽¹⁾ At current exchange rates: +15.4%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.57

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H25	∆ %	∆ % ⁽¹⁾	1H24 ⁽²⁾
Net interest income	1,458	20.6	40.3	1,210
Net fees and commissions	669	9.9	21.3	609
Net trading income	1,091	3.6	15.9	1,053
Other operating income and expenses	(25)	(21.4)	(11.8)	(31)
Gross income	3,194	12.5	27.5	2,840
Operating expenses	(848)	10.8	19.6	(765)
Personnel expenses	(380)	11.0	17.7	(343)
Other administrative expenses	(407)	11.1	22.7	(366)
Depreciation	(60)	7.5	11.8	(56)
Operating income	2,346	13.1	30.7	2,074
Impairment on financial assets not measured at fair value through profit or loss	55	56.8	232.3	35
Provisions or reversal of provisions and other results	6	(48.7)	(50.9)	12
Profit (loss) before tax	2,407	13.5	32.0	2,121
Income tax	(690)	12.3	31.6	(615)
Profit (loss) for the period	1,717	14.0	32.1	1,507
Non-controlling interests	(164)	1.9	19.8	(161)
Net attributable profit (loss)	1,553	15.4	33.5	1,346
General note: For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of June 30, 2025.

Balance sheets	30-06-25	∆ %	∆ % ⁽¹⁾	31-12-24 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	4,974	(46.7)	(40.7)	9,333
Financial assets designated at fair value	106,247	(5.3)	(4.7)	112,237
Of which: Loans and advances	35,485	(3.5)	(3.3)	36,785
Financial assets at amortized cost	121,212	5.8	10.4	114,620
Of which: Loans and advances to customers	98,893	6.4	11.6	92,966
Inter-area positions	—	—	—	—
Tangible assets	198	1.8	11.4	194
Other assets	(3,334)	n.s.	n.s.	16,111
Total assets/liabilities and equity	229,297	(9.2)	(6.6)	252,495
Financial liabilities held for trading and designated at fair value through profit or loss	78,720	(2.2)	(1.9)	80,460
Deposits from central banks and credit institutions	31,978	(7.5)	(6.9)	34,589
Deposits from customers	66,769	(2.3)	3.4	68,346
Debt certificates	7,604	16.7	17.3	6,516
Inter-area positions	28,018	(35.0)	(32.2)	43,094
Other liabilities	3,887	(43.4)	(40.3)	6,872
Regulatory capital allocated	12,321	(2.4)	2.7	12,617

Relevant business indicators	30-06-25	∆ %	∆ % ⁽¹⁾	31-12-24 ⁽²⁾
Performing loans and advances to customers under management ⁽³⁾	97,689	5.1	10.3	92,914
Non-performing loans	533	(11.1)	6.5	599
Customer deposits under management ⁽³⁾	61,463	(4.2)	1.6	64,174
Off-balance sheet funds ⁽⁴⁾	3,874	0.8	8.8	3,844
Efficiency ratio (%)	26.5			28.6
⁽¹⁾ At constant exchange rates.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
16 CIB results do not include the application of hyperinflation accounting.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.58
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of June 30, 2025 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators. When making comments referring to Europe in this area, Spain is excluded.
Activity
The most relevant aspects related to the area's activity in the first half of 2025 were:
–Lending activity in the Group's wholesale businesses remained strong, with balances growing by 10.3% over the end of
2024; the United States, Europe and Asia drove this growth, with notable operations in project finance and corporate lending.
–Customer funds increased (+2.0%) in the first half, with a mixed performance by geographical area.
The most relevant aspects related to the area's activity in the second quarter of 2025 were:
–Lending stood at the end of June 2025, 5.5% above the balance at March 31, 2025, continuing the upward trend shown in recent quarters. It was observed a particularly strong growth both in transactional business and in Investment Banking &
Finance (IB&F).
–Customer funds decreased by 4.5% during the second quarter of the year 2025, due to lower balances deposited, generally in all geographical areas except Asia and South America.
Results
CIB generated a net attributable profit of €1,553m in the first half of 2025, up 33.5% compared to the same period of the previous year and reflects the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers16.
All business divisions posted double-digit revenue growth: Global Markets with good behavior in all its products, particularly in currency, credit and interest rates; Global Transaction Banking (GTB), thanks to the positive evolution of recurring revenues, mainly net interest income; excellent first half in IB&F, with singular operations in fees and the good evolution of net interest income.
The most relevant aspects of the year-on-year income statement evolution of this aggregate as of end of June 2025 are summarized below:
–Net interest income increased by 40.3%, thanks to the continued growth of the portfolio in both 2024 and in the first half of 2025, as well as effective price management. By geographical areas, Turkey and Mexico showed higher growth, followed by the United States.
–Net fees and commissions grew by 21.3%, with relevant agreements in all the geographical areas, where Mexico, and Rest of Business stand out. Noteworthy was the issuance activity in the primary debt market, treasury management in Mexico and significant operations in project finance and corporate loans.
–In the NTI line (+15.9%), the Global Markets unit showed a favorable evolution. Of note in the first half were equity and currency operations. Trading activity grew year-on-year, with special mention of the evolution of Rest of Business.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.59
–Operating expenses increased by 19.6% due to higher personnel expenses associated with strategic plans and new capacities, as well as growth in technology expenses, associated with the execution of strategic projects for the area.
However, the efficiency ratio stood at 26.5% at the end of June, which represents an improvement of 177 basis points compared to the first half of 2024, thanks to the strong growth in gross income.
–Provisions for impairment on financial assets line recorded a release of €55m, 232.3% higher than in the same period of
2024, mainly originating in Turkey, and to a lesser extent, in Peru.
In the second quarter of 2025 and excluding the effect of the variation in exchange rates, the Group's wholesale businesses generated a net attributable profit of €766m (-2.7% compared to the previous quarter). This evolution is negatively impacted by the behavior of the ROF.
17 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.60
Alternative Performance Measures
(APMs)
BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group
also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. They are considered complementary information and do not replace the financial information drafted according to the EU-IFRS. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information.
These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.
BBVA Group's APMs are given below. They are presented in accordance with the European Securities and Markets Authority
(ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the
European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group's APMs:
–Include clear and readable definitions of the APMs.
–Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.
–Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.
–Do not have greater preponderance than measures directly stemming from financial statements.
–Are accompanied by comparatives for previous periods.
–Are consistent over time.
Constant exchange rates
When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency17 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.
During the year 2024 and at the end of the first half of 2025, there were no corporate transactions, non-recurring impacts or other types of adjustments for management purposes that determine an net attributable profit or a profit for the period different to that from the financial statements. For this reason, as there are no differences between the Consolidated Financial Statements and the consolidated management results statement, no reconciliation is presented for the periods disclosed in this report. For the same reason, the Group does not present among its Alternative Performance Measures shown below an adjusted profit for the period nor an adjusted net attributable profit, neither does it present the profitability ratios derived from them: i.e. adjusted ROE, adjusted
ROTE, adjusted ROA and adjusted RORWA.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.61
ROE
The ROE (return on equity) ratio measures the accounting return obtained on an entity's shareholders' funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income
Explanation of the formula: the numerator is the net attributable profit (loss) of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.
Average shareholders' funds are the weighted moving average of the shareholders' funds at the end of each month of the period analyzed, adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
Average accumulated other comprehensive income is the moving weighted average of "Accumulated other comprehensive income", which is part of the equity on the Entity's balance sheet and is calculated in the same way as average shareholders’ funds
(above).
Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds.

ROE

			Jan.-Jun.2025	Jan.-Dec.2024	Jan.-Jun.2024
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,985	10,054	10,043
Denominator (Millions of euros)	+	Average shareholders' funds	73,986	69,703	68,187
	+	Average accumulated other comprehensive income	(17,675)	(16,412)	(15,541)
	=	ROE	19.5%	18.9%	19.1%
ROTE
The ROTE (return on tangible equity) ratio measures the accounting return on an entity's shareholders' funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income - Average intangible assets
Explanation of the formula: the numerator "Net attributable profit (loss)" and the items in the denominator "Average intangible assets" and "Average accumulated other comprehensive income" are the same items and are calculated in the same way as explained for ROE.
Average intangible assets are the intangible assets on the Group's consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.
Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds, not including intangible assets.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.62

ROTE

			Jan.-Jun.2025	Jan.-Dec.2024	Jan.-Jun.2024
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,985	10,054	10,043
Denominator (Millions of euros)	+	Average shareholders' funds	73,986	69,703	68,187
	+	Average accumulated other comprehensive income	(17,675)	(16,412)	(15,541)
	-	Average intangible assets	2,509	2,380	2,386
	=	ROTE	20.4%	19.7%	20.0%
ROA
The ROA (return on assets) ratio measures the accounting return obtained on an entity's assets. It is calculated as follows:

Profit (loss) for the period
Average total assets
Explanation of the formula: the numerator is the profit (loss) for the period of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.
Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders' funds in the ROE.
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Jun.2025	Jan.-Dec.2024	Jan.-Jun.2024
Numerator (Millions of euros)	Profit (loss) for the period	11,693	10,575	10,568
Denominator (Millions of euros)	Average total assets	791,760	777,997	783,275
=	ROA	1.48%	1.36%	1.35%
RORWA
The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period
Average risk-weighted assets
Explanation of the formula: the numerator "Profit (loss) for the period" is the same and is calculated in the same way as explained for ROA.
Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.
Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.63

RORWA

		Jan.-Jun.2025	Jan.-Dec.2024	Jan.-Jun.2024
Numerator (Millions of euros)	Profit (loss) for the period	11,693	10,575	10,568
Denominator (Millions of euros)	Average RWA	400,302	382,487	377,305
=	RORWA	2.92%	2.76%	2.80%
Earning (loss) per share
The earning (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

EARNING (LOSS) PER SHARE

			Jan.-Jun.2025	Jan.-Dec.2024	Jan.-Jun.2024
(Millions of euros)	+	Net attributable profit (loss)	5,447	10,054	4,994
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	200	388	189
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	5,247	9,666	4,806
Denominator (millions)	+	Average number of shares outstanding	5,763	5,793	5,822
	-	Average treasury shares of the period	10	10	11
	-	Share buyback program (average) ⁽¹⁾	—	13	27
	=	Earning (loss) per share (euros)	0.91	1.68	0.83
⁽¹⁾ The period January-December 2024 includes the average number of shares taking into account the redemption made corresponding to the program executed in that year.
Additionally, for management purposes, the adjusted earning (loss) per share is presented.

ADJUSTED EARNING (LOSS) PER SHARE

			Jan.-Mar.2025	Jan.-Dec.2024	Jan.-Mar.2024
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	5,247	9,666	4,806
Denominator (millions)	+	Number of shares outstanding	5,763	5,763	5,763
	-	Average treasury shares of the period	10	10	11
	=	Adjusted earning (loss) per share (euros)	0.91	1.68	0.84
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.64
Efficiency ratio
This measures the percentage of gross income consumed by an entity's operating expenses. It is calculated as follows:

Operating expenses
Gross income
Explanation of the formula: both "Operating expenses" and "Gross income" are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses)
plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on "Results" section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.
Relevance of its use: this ratio is generally used in the banking sector.

EFFICIENCY RATIO

			Jan.-Jun.2025	Jan.-Dec.2024	Jan.-Jun.2024
Numerator (Millions of euros)	+	Operating expenses	6,787	14,193	6,859
Denominator (Millions of euros)	+	Gross income	18,034	35,481	17,446
	=	Efficiency ratio	37.6%	40.0%	39.3%
Book value per share
The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for both "Shareholders' funds" and "Accumulated other comprehensive income" are taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.65

BOOK VALUE PER SHARE

			30-06-25	31-12-24	30-06-24
Numerator (Millions of euros)	+	Shareholders' funds	75,724	72,875	69,656
	+	Accumulated other comprehensive income	(18,896)	(17,220)	(16,416)
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,763	5,763
	-	Treasury shares	8	7	11
	=	Book value per share (euros / share)	9.87	9.67	9.26
Tangible book value per share
The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income - Intangible assets
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for "Shareholders' funds", "Accumulated other comprehensive income" and "Intangible assets" are all taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-
option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs which are deducted from the shareholders' funds. In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above.
Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

TANGIBLE BOOK VALUE PER SHARE

			30-06-25	31-12-24	30-06-24
Numerator (Millions of euros)	+	Shareholders' funds	75,724	72,875	69,656
	+	Accumulated other comprehensive income	(18,896)	(17,220)	(16,416)
	-	Intangible assets	2,563	2,490	2,379
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,763	5,763
	-	Treasury shares	8	7	11
	=	Tangible book value per share (euros / share)	9.43	9.24	8.84
Non-performing loan (NPL) ratio
It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

Non-performing loans
Total credit risk
Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.
18 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.66
Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 318 and the following counterparties:
•other financial entities
•public sector
•non-financial institutions
•households.
The credit risk balance is calculated as the sum of "loans and advances at amortized cost" and "contingent risk" in stage 1 + stage
2 + stage 3 of the previous counterparts.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

NON-PERFORMING LOANS (NPLS) RATIO

		30-06-25	31-12-24	30-06-24
Numerator (Millions of euros)	NPLs	14,621	14,839	15,434
Denominator (Millions of euros)	Credit Risk	503,733	488,302	469,687
=	Non-Performing Loans (NPLs) ratio	2.9%	3.0%	3.3%
NPL coverage ratio
This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions
Non-performing loans
Explanation of the formula: it is calculated as "Provisions" from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.67

NPL COVERAGE RATIO

		30-06-25	31-12-24	30-06-24
Numerator (Millions of euros)	Provisions	11,859	11,905	11,560
Denominator (Millions of euros)	NPLs	14,621	14,839	15,434
=	NPL coverage ratio	81%	80%	75%
Cost of risk
This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses
(accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions
Average loans and advances to customers (gross)
Explanation of the formula: "Loans to customers (gross)" refers to the "Loans and advances at amortized cost" portfolios with the following counterparts:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. By doing this, "Annualized loan-loss provisions" are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis (based on days passed).
Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

COST OF RISK

		Jan.-Jun.2025	Jan.-Dec.2024	Jan.-Jun.2024
Numerator (Millions of euros)	Loan-loss provisions	5,643	5,708	5,623
Denominator (Millions of euros)	Average loans to customers (gross)	428,545	400,008	395,158
=	Cost of risk	1.32%	1.43%	1.42%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - June 2025 Report - p.68
Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the relevant company in relation to each such specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the
“safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”,
“expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations, estimates and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market conditions, exchange rates, inflation and interest rates, geopolitical tensions and tariff policies; (2) regulatory, oversight, political, governmental, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes;
(6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof; and (8) our ability to successfully complete and integrate acquisitions. In the particular case of certain targets related to our
ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-
looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 31, 2025	By:	/s/ MªÁngeles Peláez Morón

	Name:	MªÁngeles Peláez Morón
	Title:	Head of Accounting & Regulatory Reporting